EXHIBIT 99.1

2003 ANZ Annual Report

Strong

Different

Successful

Sustainable

The ANZ Agenda

The bank with a human face, easy to do business with, building enduring customer relationships	>	For our customers

A great company, with great people, great values, great opportunities	>	For our people

One of the most efficient, best managed, and most successful banks in the world	>	For our shareholders

Trusted. Making a sustainable contribution to society	>	For our community

Breakout. Bold, different, investing, partnering, growing	>	For our future

Contents

Investor Snapshot

Chairman’s Report

Chief Executive Officer’s Report

Chief Financial Officer’s Review

Risk Management

A View from the CEO on Creating Sustainable Businesses

The National Bank of New Zealand

People

Personal and Rural Customers

Business Banking

Systems

Community and Environment

Leadership

Business Profiles

Board of Directors

Corporate Governance and the Board

Compensation

Guide to Concise Financial Report

Concise Financial Report

Directors’ Report

Directors’ Declaration

Auditors’ Report

Shareholder Information

Shareholder Feedback Form

Information for Shareholders

Investor Snapshot

2003.

The year at a glance

Key terms

Cost to income ratio (CTI)

A business efficiency measure. It is the ratio of our expenses (excluding goodwill amortisation) to our income.

Credit rating

A measurement of the credit worthiness of a business. AAA is the top credit rating accorded by ratings agencies such as Moody’s Investor Services and Standard & Poor’s. The better our credit rating, the cheaper we can borrow money from capital markets. ANZ’s long-term credit rating is AA-.

Dividend per share (DPS)

The amount of the Company’s after tax earnings declared and paid to ordinary shareholders. It is usually expressed as a number of cents per share, or as a dividend per share.

Earnings per share (EPS)

The amount, in dollars, of earnings divided by the average number of ordinary shares. For example, if the earnings are $2 million and 1 million shares are outstanding, the earnings per share would be $2.00 ($2 million ÷ 1 million shares = $2.00). The earnings figure is based on profit after tax less preference share dividends.

Economic value added (EVATM)

A measure of risk-adjusted accounting profit. It is based on operating profit after tax, adjusted for one-off items, the cost of capital, imputation credits and economic credit costs.

Net profit after tax (NPAT)

The Group’s net profit after all taxes, expenses and provisions have been deducted from the operating income.

Return on equity (ROE)

A calculation which shows the return the Company has made on the money ordinary shareholders have invested in ANZ. It is expressed as a percentage.

Our share price has remained relatively steady over 2003

ANZ share price

Movement in our share price has been in line with most of our major competitors in 2003.

We continued to deliver real growth to our shareholders

Value of $100 investment in ANZ shares invested for five years(A)

A record dividend per share together with a relatively stable share price has again delivered returns to our shareholders.

Healthy dividend growth

Dividend per share

In 2003, we continued to deliver improved returns to our shareholders with a record interim dividend of 44 cents and a final dividend of 51 cents both 100% franked.

Profitability growth remained solid

Earnings per share(B)

Earnings per share growth was above 8%.

Strong returns delivered

Year on year net profit

Our record profit in 2003 of $2,348 million is a continuation of the strong returns ANZ has delivered in recent years. This momentum has been achieved by a combination of repositioning our business in previous years and a focus on productivity.

Over the past five years we have rebalanced our portfolio, by exiting higher risk businesses such as Grindlays and turning our focus to developing and strengthening our consumer businesses in Australia and New Zealand. This process is ongoing as evidenced by our recent purchase of The National Bank of New Zealand. During this period we also aimed to use our resources better, which led to a significant reduction in our cost to income ratio and contributed to our strong growth.

Return on equity maintained above 20%

Return on equity

ANZ again achieved a return on equity (ROE) in 2003 above 20%, with a full year ROE of 20.6%. This return is slightly down on last year (21.6%) after a slow first half of the year, however momentum picked up in the second half.

We continued to increase shareholder value as measured by EVATM

EVATM

EVATM growth was moderately dampened by relatively higher cost of capital. EVATM nonetheless continued to increase in absolute terms.

Improved productivity

Cost to income ratio(C)

Operating efficiency improved further with the cost to income ratio reduced to 45.1%. In the September 2003 half, a cost to income ratio of 44.6% was below our 45% target.

Credit rating

Maintained AA- credit rating

Key to graphs

(A)      Total Shareholder Return

•                  excludes the benefits of franking credits or any taxation costs

•                  excludes share trading costs

•                  assumes all dividends are re-invested on the ex-dividend date

(B)        Earnings per share

•                  excludes the effect of significant transactions in 2002

(C)        Cost to income ratio

•                  excludes the effect of significant transactions in 2002 and abnormal transactions in 2000

***   Significant Transactions

In the year ended 30 September 2002, the significant transactions included NHB recovery ($159m after tax), Special Provision for Doubtful Debts ($175m after tax) and Profit on sale of businesses to the ING Joint Venture ($170m after tax).

Target reached

On track to reach target

For further information on financial terms, please refer to the Guide to Concise Financial Report on page 48

Chairman’s Report

[PHOTO OF CHARLES GOODE]

Charles Goode

Chairman

A solid platform for future growth

ANZ performed well in 2003. Profit after tax, excluding significant transactions in 2002, was up 8.3% this year, demonstrating the effectiveness of our specialist business model in delivering returns to shareholders. The directors were pleased to increase the dividend per share by 11.8% to 95 cents fully franked.

Most of our businesses recorded solid growth with some recording double-digit growth in earnings. These were partially offset by a one-off charge in our credit card business. We delivered solid financial performance by focusing on organic growth, effective cost control and the management of risk.

The return on ordinary shareholders’ equity was slightly down at 20.6%, although above our target of 20%. Our cost to income ratio of 45.1% is the lowest of the major Australian banks and places ANZ among the most efficient banks in the world relative to business mix. Risks continue to be well managed. Specific provisions were down by 28% to $527 million. Our capital position is strong, with the Group’s adjusted common equity ratio at 5.7%, which was at the upper end of our target range for 2003.

Significantly, we settled a long-running tax dispute with the Australian Taxation Office this year relating to equity product transactions undertaken predominantly in the 1990s. The settlement of $262 million was met from ANZ’s existing tax provisions.

Growth through specialisation

ANZ is focused on creating sustainable value for shareholders – now and in the longer term.

Much of this work involves building on the competitive advantages that exist in our specialist businesses. This year’s results reinforce the quality of each of these businesses. In many cases such as credit cards, corporate banking and automobile and equipment leasing, our business is the market leader.

We believe our specialist business strategy is fundamental to sustaining and building leadership positions that help us to deliver superior returns to shareholders and make a difference to our customers, community and staff.

Strategic expansion

We continually evaluate opportunities to expand in Australia, New Zealand and elsewhere in Asia and the Pacific.

On 24 October 2003, we agreed to acquire The National Bank of New Zealand from Lloyds TSB for $4.915 billion at exchange rates on 23 October 2003. The acquisition will make us the largest bank in New Zealand and is consistent with our strategic goal to have sustainable top three positions in each of our core businesses and markets.

We have also taken steps to develop a small portfolio of growth options in East Asia over the medium to long-term. This has involved two relatively modest initiatives: signing a memorandum of understanding with the Shanghai Rural Credit Cooperative Union – expected to become the Shanghai Cooperative Bank – and a joint venture credit card business with Metrobank in the Philippines.

Our role in the community

We continue to give high priority to creating a distinctive culture within ANZ as part of the Group’s long-term competitive advantage. This involves reinforcing a performance culture among staff while unleashing their talents and energy to expand the business for the benefit of shareholders, our customers and the community we serve.

While we have a wide range of formal community programs in place in countries in which we operate, being part of a community means being able to respond quickly to urgent needs.

All of us at ANZ feel proud of the way our staff responded to the terrible bushfires that destroyed over 530 homes in Australia’s capital, Canberra in January. ANZ provided immediate cash assistance for its mortgage customers whose primary residence had been affected by the bushfires. The grants of $5,000 to $10,000 were gifts and did not have to be repaid. We also offered a range of other measures and our local staff worked hard to help customers and others affected by the tragedy.

As part of the process to strengthen the relationships we have with our staff and the broader community, we have been examining our response to concerns about environmental and social issues. This process has provided us with the opportunity to re-examine our role as a bank and the contribution we make to society as “the bank with a human face”.

Importance of our staff

The continuing strong performance of ANZ, its growth in returns to shareholders and increasing responsiveness to customers and the community is the result of the hard work and commitment of our 23,137 staff. On behalf of the Board and shareholders, I thank them for their contribution.

Governance strengthened

This year we have taken further steps to strengthen our corporate governance and disclosure standards. It has been a year when regulatory emphasis has increased substantially, both in Australia and overseas. While this interest on the part of regulators is welcomed, so long as it focuses upon good process and good governance, ANZ is itself proactive in this area. Our belief is that good corporate governance is not only an ethical and stewardship responsibility; it can also give ANZ a strong advantage.

We believe a strong focus on corporate governance and transparency, combined with delivering on our promises, makes ANZ both more attractive to investors and a more sustainable business.

This starts with regulatory compliance but significantly involves fostering an environment in which open, well-informed and constructive discussion is encouraged. This provides the basis for actively monitoring the company’s activities and creates an environment in which integrity is able to prevail at every level.

It also means a commitment to transparent reporting, timely and accurate disclosures and management accountability. For some years ANZ has been recognised for its level of transparency and disclosure to investors, not only in Australia, but globally.

The Board’s focus in 2003

ANZ’s Board met 11 times during 2003, with additional specific activities carried out by the Board’s committees. This year some of the key issues to engage the Board included strategic growth opportunities and their role in ANZ’s future success; strengthening operating risk management including improved governance associated with technology changes; the impending changes to international financial reporting standards and their impact on ANZ; and our approach to sustainability and how the Group balances its obligations to shareholders, customers, staff and the community.

Outlook

In the year ahead, we expect the Australian and New Zealand economies to continue to perform relatively well and for overseas markets to strengthen from their low base. Some challenges are, however, posed by various factors including low interest rates and associated margin pressure and the rising Australian dollar.

Overall, ANZ is making good progress toward achieving its business priorities. We have produced a solid, consistent financial performance and we are creating growth opportunities for the future. I am confident this will enable us to continue to deliver value for you, our shareholders.

/s/ Charles Goode
Charles Goode Chairman

Chief Executive Officer’s Report

The ANZ Agenda:
achieving value through specialisation

ANZ’s agenda is based on a strategy of specialisation that is well executed and consistently delivers superior performance for our shareholders, staff, customers and the community we serve.

Overall, the 2003 financial result has been reasonable in an environment that is beginning to be difficult for banks around the world. It’s the power of our specialisation strategy and the quality of the teams that run our specialist businesses that has allowed us to reinvent ANZ over the past five years as a low risk, well-managed company that consistently produces sound results.

Five years of achievement

Last year I reported on the achievements we had made since 1997 making ANZ a very different bank. These included:

•                  lowering risk

•                  balancing our business portfolio by growing our consumer businesses while maintaining our strong business banking franchise

•                  radically transforming our cost structure and becoming one of the most efficient banks in the world

•                  reinvigorating our culture by tapping into the energy and passion of our staff.

In thinking about that transition – and what ANZ is today – it is being the “bank with the human face” which is the core of who we are and what we do at ANZ. Our objectives, strategy, tactics and organisational structure are aligned to translate the “bank with a human face” from a set of words into everyday actions.

Customer driven businesses

All businesses now operate in a customer-driven economy. This is particularly true in financial services where there are more competitors pursuing a stable number of more sophisticated, better informed buyers. The Internet, consumer advocate organisations and a critical media enable customers to find and analyse competing products and to make informed choices.

Many financial services offerings have become commodities where differentiation lies in the provider’s service and reputation rather than the product itself. We believe that to compete and survive in the customer economy takes more than simply improving customer relationships. It is about the whole organisation evolving to put the customer at the centre.

Specialisation works for shareholders and customers

We set out on this path in 2000 recognising that over time specialist businesses, which have real capabilities, produce more sustainable value than generalists. Importantly, they are better able to get close to customers, understand their real needs and deliver more valuable services and products. We have seen that through our Local CEOs and branch staff, we are now much closer to the communities we serve. It reflects a reality that our customers and our staff find it easier to identify with a more agile, less bureaucratic organisation. Customers identify with “their” branch or “their” relationship manager. Staff identify with “their” team or “their” business.

At the same time, we began to show our staff and the rest of the community that ANZ was a different bank. We announced a moratorium on rural bank closures, offered to buy the branches being closed by one of our major competitors, gave immediate “no strings attached” grants to customers whose houses had been destroyed by bushfires and started trialing a matched savings program for low income earners.

We also recognised that winning companies are companies that can offer value to customers at lower cost. We radically changed our cost base which is now flowing through to propositions such as our low-cost personal transaction accounts and the associated growth in customer numbers that is part of our “best deal with a human face” strategy for personal banking.

Winning through specialisation

Through specialisation, each of our businesses is now:

•                  more transparent

•                  more flexible and more responsive to its staff and customers

•                  easier to do business with

•                  offering more satisfying jobs with more autonomy

•                  developing a culture of innovation, teamwork and shared responsibility

•                  making implementation easier

•                  able to grow faster.

All of this is a very different approach to any other bank. Through it, we seek to deliver more consistent, sustainable returns to shareholders.

Focusing on sustained performance and growth

While all we have achieved so far remains central to ANZ’s agenda, another measure of our progress will be the management actions we take in other areas to deliver continued superior performance and growth over the coming years. The reality is that there is more to ANZ than producing consistent short-term results.

We have reached agreement on acquiring The National Bank of New Zealand which gives us a leading position in New Zealand. It is a very different acquisition, one based on improving customer service, satisfaction and growth by leveraging the strengths of both companies.

It demonstrates that we are in a transitional phase, which means we will focus increasingly on three strategic priorities in the years ahead:

•                  delivering sustainable performance and value through a rich portfolio of strongly positioned businesses with best-practice cost and process leadership that allow us to achieve above sector revenue and share growth.

•                  earning the respect of our stakeholders by consistently producing superior financial results through knowing the business and customers best, and creating a strong sales and service culture while developing real engagement with the community.

•                  creating a new future by leveraging specialisation as a distinctive approach and by being dynamic, innovative and willing to experiment.

Creating more value

Our future is about delivering the best value for customers, performing and growing to create value for our shareholders, leading and inspiring each other, earning the trust of the community, and being bold and having the courage to be different. It’s why people come to work for ANZ – to be part of a company that is continually raising its energy levels to make a lasting impact and create something that matters for shareholders, customers and the community we serve.

By really being the “bank with a human face” to our customers, staff and community, and focusing on these priorities, ANZ is stronger, more sustainable, more successful and very different.

/s/ John McFarlane
John McFarlane Chief Executive Officer

[PHOTO OF JOHN McFARLANE]

John McFarlane

Chief Executive Officer

Chief Financial Officer’s Review

Growth, returns and profit

Full year result driven by growth in net interest income

Full year NPAT $m

ANZ recorded a profit after tax of $2,348 million for the year ended 30 September 2003, an increase of 1% over the September 2002 year.

Excluding the significant transactions in 2002(A), profit increased 8.3%. This was driven by strong lending growth coupled with tight control of expenses:

•                  Net interest income $4,311 million +7.3% – Grew by $293 million in 2003 as a result of a 10% (+$13.6 billion) increase in Average Net Lending Assets primarily in our Mortgages business (+$10.8 billion). This was partially offset by a 10 basis point reduction in Net Interest margin as a result of changes in our funding and asset mix and the flat yield curve prevalent during the year.

A specialised portfolio – efficient allocation of resources to deliver results

Full year NPAT $m by business unit

A specialised portfolio allows us to efficiently allocate resources to those businesses experiencing growth, or with the potential for growth, and to reduce resources in those businesses with lower growth prospects and/or higher risk profiles.

The result was driven by solid profit growth in seven of the nine business segments excluding Operations, Technology and Shared Services (OTSS) and Corporate Centre.

Higher interest income, driven by strong mortgage and deposit growth

Average lending and deposit volumes

* Business lending includes corporate, small business, and institutional segments. Deposits includes Esanda retail debentures.

Average net lending assets grew by $13.6 billion (10%) overall, $10.8 billion (18%) in Mortgages, $1.6 billion in Corporate and $0.8 billion in Esanda/UDC. Average net lending volumes fell 15% in overseas markets.

Average deposits and other borrowings grew $13.5 billion – Treasury ($3.2 billion), Personal Banking & Wealth Management ($4.2 billion), Institutional Financial Services ($2.7 billion), New Zealand Banking (NZD$0.8 billion), Esanda/UDC ($0.8 billion) and Corporate ($1.6 billion). Deposit growth was encouraged by uncertainty in global equity markets.

•                  Non-Interest Income $2,808 million +0.4% – Reported growth was flat for the year. After adjusting for the sale of ANZ Funds Management businesses to the ING Joint Venture and under accrual of loyalty points cost on credit cards in prior periods, underlying growth was 5.2% driven by higher lending fees in our Corporate Banking, Asset Finance and Institutional Banking businesses, higher equity accounted profit from our investment in PT Panin Bank and development property sales in Institutional Banking.

•                  Expenses $3,228 million +2.4% – Once again, tightly controlled across the Group. Higher staff levels required to service increased lending volumes and an increase in software amortisation on system upgrades, were the main contributors to the 2.4% increase in costs. Discretionary costs were contained as the control of expenses remains a key aspect of our financial management.

•                  Provisioning $614 million +0.7% – Asset quality improved with the Economic Loss Provision (ELP) rate down primarily due to a higher proportion of mortgages. This lower rate offset the impact of increased lending volumes.

•                  Tax & Outside Equity Interests (OEI) $929 million +5.2% – Increase in profits caused the higher tax expense in 2003, however, a higher amount of equity accounted earnings has meant that the growth in tax expense was below profit growth.

Strong results in Corporate (12%) and Esanda/UDC (23%) were driven by strong domestic growth, while the 34% improvement in Asia Pacific resulted largely from higher equity accounted earnings from PT Panin Bank, higher foreign exchange earnings and lending growth.

Profit in Mortgages grew 9% reflecting continued growth in the Australian housing market while the 5% improvement in Personal Banking and Wealth Management resulted largely from increased deposit volumes and increased commissions on mortgage sales. This was partially offset by lower earnings from our ING Joint Venture.

The Institutional Financial Services result increased 8% with strong contributions from Capital Markets and the Australasian operations of Institutional Banking. Contributions from Structured Finance International and the offshore operations of Institutional Banking reduced following the decision to reduce exposure to the US and UK markets.

New Zealand Banking results were flat after adjusting for the impact of the appreciation in the exchange rate.

Consumer Finance was impacted by the under accrual of loyalty expense, and mismatch earnings in Treasury reduced as high yielding investments matured.

Profits continued to be derived from our core domestic markets

2003 NPAT by geography – %

Sustained underlying profit growth in our core domestic markets has been supported by strong growth in Asia and Pacific. The Group’s strategy to reduce exposure to higher risk offshore sectors saw reduced profit in the UK and US.

(A)      Significant Transactions

In the year ended 30 September 2002, the significant transactions included NHB recovery ($159m after tax), Special Provision for Doubtful Debts ($175m after tax) and Profit on sale of businesses to the ING Joint Venture ($170m after tax).

For further information on financial terms, please refer to the Guide to Concise Financial Report on page 48 and the Investor Snapshot on page 2

[PHOTO OF PETER MARRIOTT]

Peter Marriott

Chief Financial Officer

Chief Financial Officer’s Review

Growth, returns and profit

Net interest margin contracted by 10 basis points:

•                  Net interest income in Treasury fell by $45 million with maturing high yielding assets not able to be replaced due to the sustained period of low and stable interest rates (3 basis points).

•                  The interest benefit from low interest savings accounts and non-interest bearing balances reduced as the rate at which they were invested reduced (3 basis points).

•                  The proportion of the balance sheet funded by low interest savings accounts and non-interest balances reduced during the year, offset by an increase in term deposits and wholesale funding. This change in funding mix reduced the net interest margin by 5 basis points.

•                  The funding cost associated with unrealised trading gains increased as a result of the appreciation of the Australian dollar. While resulting in a 3 basis point decline in net interest margin, it is offset by an equivalent gain in trading income.

•                  Partially offsetting these declines was an increase in foreign currency hedge earnings revenue as a result of the strengthening Australian dollar (3 basis points) and a reduction in the funding cost on impaired assets (1 basis point).

Margins down, primarily due to the level of interest rates and mix effect

Group net interest income

Lending fees increased $57 million due to strong volume growth in Corporate, Asset Finance and Institutional Banking in Australasia.

Non-lending fees reduced by $81 million principally because of a $38 million under accrual of loyalty points on co-branded credit cards in prior years, higher cost of loyalty points, the sale of ANZ’s Funds Management business to the ING Joint Venture and reduced fee revenue from US and UK structured finance operations.

Structured Finance International income reduced as a result of the re-weighting of the Group’s portfolio in both risk and geographic terms, foreign exchange rate movements and subdued market conditions.

Trading securities income growth included $45 million from cash flow mismatches on swaps, which had an opposite impact on net interest income.

Non interest income impacted by the sale of ANZ Funds Management to the ING Joint Venture, cards under-accrual and loyalty costs. Underlying growth strong

Non interest income $m

* Sep 02 excludes significant transactions

**  excludes volume impact and benefits from repricing

We maintained strong capital levels in 2003 as a prudent measure considering the world economic climate. Our Adjusted Common Equity remained at 5.7% of Risk Weighted Assets the same as September 2002 (Target range 5.25% - 5.75%). In September 2003, the Group issued 10 million ANZ StEPS preference shares at $100 each, raising $1 billion ($987 million net of issue costs).

Strong capital levels maintained

Adjusted common equity/risk weighted assets

The Group economic loss provision charge (ELP) was $614 million, compared with $610 million (excluding the $250 million special provision) in the year to September 2002. The standard ELP charge to operating segments at $514 million reduced from September 2002. An additional charge of $100 million (7 basis points) was taken to recognise continued uncertainty and expected levels of default in the offshore lending portfolios.

In recent years, ANZ has been repositioning itself away from higher risk offshore institutional lending, towards lower risk domestic lending as reflected in our 2003 growth in Mortgages and reduction in US and UK lending. This has resulted in a reduction in our ELP rate over time, which fell from 43 basis points in September 2002 to 39 basis points in September 2003.

Doubtful Debts Provision reflects improved underlying portfolio*

* excludes the $250 million special provision in 2002

New non-accruals have reduced significantly over the last year, particularly in the offshore portfolios where in 2002 two large single name exposures in the offshore Telecommunications and Energy portfolios accounted for 35% of new non-accruals.

New non-accruals reduced 23% on 2002

Geographic new non-accrual loans

New non-accrual loans by source

End of period gross lending asset volumes reduced 24% in overseas markets as a result of the strategy to reduce higher risk exposures in the UK and US and the exchange rate impact of a strengthening Australian dollar.

24% reduction in gross lending assets in offshore portfolio

Lending asset growth for the year to Sept 2003

For further information on financial terms, please refer to the Guide to Concise Financial Report on page 48 and the Investor Snapshot on page 2

Risk Management

Key Terms

Arrears – a contractually due and payable sum which remains overdue/unpaid.

Credit risk – the potential for loss arising from the failure of a customer or counter-party to meet its contractual obligations.

Market risk – the potential loss the Group may incur from changes in interest rates, foreign exchange rates or the prices of equity shares and indices, commodities, debt securities and other financial contracts, including derivatives. It also includes the risk that the Group will incur increased interest expense arising from funding requirements during periods of poor market liquidity.

Operational risk – the direct or indirect loss resulting from inadequate or failed internal processes, systems, or from external events.

Over the year, ANZ has remained vigilant in monitoring and managing the Group’s global risks including:

•                  Credit risk – Overall credit quality remains sound; reduced level of defaults in the corporate portfolio; offshore credit exposures reduced to 6% of our loan portfolio.

•                  Market risk – Levels remain low.

•                  Operational risk – Strengthened business continuity and crisis management capabilities to withstand the emergence of new threats, including increased threats of terrorism and the SARS virus; enhanced technology risk management processes with specific focus on new software releases.

•                  Other risk – Increased focus on strategic and emerging risks; substantial progress made on Basel II (see page 38).

Offshore exposures

We have reduced our offshore credit exposures, including to the power and telecommunications industries.

•                  Telecommunications – Active portfolio management of exposures to this sector resulted in a reduction in credit limits for offshore telecommunications operators of 46%.

•                  Power – As expected, some further deterioration in the Group’s US power portfolio over the last year was experienced, however, our US power exposures have been managed down by 28% to $1.3 billion and any further losses which might result from this portfolio are expected to be manageable.

Australia and New Zealand market

The Australian and New Zealand portfolio risk profile has continued to improve over the year with strong mortgage growth and reduced high risk exposures.

•                  Consumer portfolio – Arrears and loss rates are now at or near historically low levels; low-risk personal business exposures now comprise two thirds of the Group’s loan portfolio.

•                  Residential property market – Adherence to conservative lending criteria, including allowing for the likelihood of interest rate increases in the assessment of borrowers’ capacity to make mortgage payments has ensured a robust mortgages portfolio; we also have conservative lending policies in place to ensure our risk exposure to inner-city apartment markets across Australia is minimised.

•                  Recent APRA stress-testing of our mortgages portfolio confirms that we are well-placed to withstand a severe downturn in the Australian housing market.

Large Individual Credit Exposures

Over the year to September 2003, ANZ has managed down its large exposure risks and significantly reduced portfolio concentrations. To further reduce risk in the Group’s credit portfolio, our maximum limits applicable to exposures to individual customers have also been reduced.

ANZ Group’s credit risk profile has improved over the last 5 years*

* Internal credit ratings have been mapped to external credit grades

The Group’s credit risk profile, representing the risk of our customer lending portfolio, has improved over the last 5 years. This is evident with growth in our lower risk domestic portfolios (particularly mortgages in the BBB- category) and reductions in our high risk exposures.

ANZ has lowered risk across its global portfolio

[PHOTO OF MARK LAWRENCE]

Mark Lawrence
Chief Risk Officer

Top 10 exposures further reduced

One measure of the concentration of large exposures in the Group’s portfolio is the aggregate of the 10 largest committed corporate exposures as a percentage of adjusted common equity (ACE). This is used as a measure of risk, hence the lower the ratio the lower the concentration risk. This ratio has declined significantly over the past 24 months.

Lower risk portfolio due to increased proportion of personal businesses

Based on the Group’s lending assets

In line with strategy, lower risk personal businesses now comprise two thirds of the credit loan portfolio. This has been underpinned by strong growth in the mortgages portfolio.

ANZ portfolio moving toward lower risk domestic exposures

In line with ANZ’s lower risk strategies, offshore lending exposures have decreased as a proportion of total lending assets.

For further information on financial terms, please refer to the Guide to Concise Financial Report on page 48 and the Investor Snapshot on page 2

A View from the CEO on Creating Sustainable Businesses

Delivering sustainable performance and value

This year I discovered a surprising and interesting statistic, which I have reflected on from an ANZ perpective.

Of the Top 20 companies by market capitalisation in Australia in 1980, only eight remained on the 1990 list, and five on the 2000 list.

ANZ, I’m pleased to say, is one of those which has survived and thrived, albeit with some ups and downs, so that it is one of the five on both the 1980 and 2000 Top 20 lists.

Our responsibility to deliver

The challenge for ANZ is to continue to create value by delivering strong and sustainable performance and value to shareholders – not only this year and next year, but over the long term. While this is the responsibility of any management team, it is particularly true of a bank. That’s precisely why there is so much mention of “sustainability” in this report.

The key to delivering sustainable performance and value starts with the fundamentals – having a genuine competitive advantage, ensuring flawless execution of strategy, no-surprises management and delivering on promises to shareholders.

In financial terms, value represents the capital invested in ANZ, plus a premium representing future earnings and value that the market ascribes to our expected future economic value added. In fact, this explains around 60% of our share price. It takes into account our unique specialisation strategy and growth opportunities, the talent of our staff, our culture, the market positions and customer franchises held by our specialist businesses, the strength of our brand and our reputation in the community.

While the value of investment represented by tangible net assets per share has risen by around 9% a year since 1998, the value represented by future economic value added has risen by about 21% a year. It’s a compelling statistic that forces me, as Chief Executive Officer, to think about business differently.

Focus on long-term value

It highlights that enduring success means more than short-term performance. Sustainable value takes us beyond the traditional notion of shareholder value as it has been conceived and implemented over the past decade. It recognises that delivering sustainable value in the long-term is, in essence, about restoring customer faith and building community trust by understanding that we do not serve shareholders exclusively, but others as well.

It is why being the “bank with the human face” has to be at the core of who we are and what we do at ANZ. It means we integrate economic, environmental and social factors, and balance our obligations to different groups of stakeholders and create value for all of them – shareholders, customers, staff and the community.

It requires us to continually factor the long-term into our decision-making.

Our societal purpose

This year we have developed a corporate response to environmental and social concerns expressed by our key stakeholders. Many of our staff have been involved in an assessment of our impact on society, contributing to defining ANZ’s “Societal Purpose” and in developing a number of new initiatives to improve our environmental and social performance. Our particular approach to sustainability is based on seeing our people, customers and community as an integrated business system. It means embedding society’s environmental and social concerns into our core business practices, products and services to ensure we stay aligned with the society in which we operate.

It formally acknowledges that we exist to meet the needs of shareholders and to do so successfully in the long-term we must recognise that society’s values and aspirations are market forces, where people act on their beliefs as voters, investors, employees and customers.

Building broader relationships

Becoming a fully engaged, respected participant in society is about building a broader, deeper set of relationships based on respect, trust and integrity. It’s clearly understanding our purpose in society so that we have a framework for making decisions.

We believe a focus on sustainability will give us a competitive advantage. While investors and customers, governments and other stakeholders are increasingly favouring those companies whom they see as truly sustainable, we also believe sustainability has the potential to create new value for shareholders through:

•                  increasing staff engagement and satisfaction leading to higher productivity and commitment to ANZ’s success

•                  growing market share as a result of improved brand strength and customer satisfaction

•                  gains in productivity and lower costs through improved environmental, health and safety performance

•                  improving our lending risk profile through superior understanding of social and environmental risks

•                  enhancing corporate governance by ensuring systematic transparency and accountability in all aspects of our business.

It is not a radical concept. It is why we take time each year in our Annual Report to explain not only our annual financial results but to report on what we are doing for staff, customers and the community we serve.

Integrating sustainability

This more formal approach to sustainability, however, involves integrating the concept of delivering value to a broad range of stakeholders into our business strategies and the way we operate, and to begin creating greater alignment between the interests of shareholders and those of society, and to report transparently on our progress. It will mean seeking help from and creating new relationships with groups from a wide cross-section of society.

It is the focus on these themes that will allow us to continue to create value and to ensure ANZ is a leading company today and in 20 years time.

/s/ John McFarlane
John McFarlane
Chief Executive Officer

Market expectations of future performance determine our current share price

Serving different stakeholders

Shareholders own ANZ and appoint directors, therefore the directors’ focus is on shareholders	Directors have a duty to act in the best interests of ANZ	Growing acknowledgement that to protect the long-term value of ANZ, the needs of our customers, people, shareholders and community must be addressed	Sustainable performance …
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The National Bank of New Zealand

On 24 October 2003, ANZ announced it had reached agreement with Lloyds TSB to acquire The National Bank of New Zealand for $4.915 billion at exchange rates on 23 October 2003.

New Zealand’s best bank

The National Bank of New Zealand is one of New Zealand’s leading banks with net loans and advances of NZ $35 billion representing around 23% of industry lending. It has strong market share in personal, rural, and small business banking including a national network of 160 retail branches and 260 ATMs.

The National Bank of New Zealand also enjoys consistently high customer and staff satisfaction levels. In the year to September 2003, The National Bank of New Zealand maintained its top position in the ACNielsen Consumer Finance Monitor with 71% of personal customers rating its service as excellent or very good. This is coupled with leading levels of staff satisfaction (85%).

The National Bank of New Zealand’s track record of value creation is based on an efficient operating model, strong revenue growth with sound credit quality and high levels of staff and customer satisfaction driven by a strong and experienced management team.

A strong existing business

ANZ of course already has a strong business in New Zealand that dates back to 1840. Today, ANZ has established its position among the top five banks in New Zealand with over one million personal customers and a leading position in corporate banking.

We have also taken a number of steps to invigorate our existing business in New Zealand including more autonomy for New Zealand management and a series of initiatives to improve customer satisfaction including introducing new products, opening branches and re-organising our approach to personal banking.

Strategic milestone

The acquisition is a significant strategic milestone for ANZ. It is part of ANZ’s strategy to develop leading positions in growth businesses in its home markets and clearly establishes ANZ as New Zealand’s largest bank. It also reflects our long-term confidence in New Zealand’s economic prospects.

A different acquisition

Following completion of the acquisition of The National Bank of New Zealand in December 2003, our combined business in New Zealand will contribute as much as 30% of earnings in future years. Naturally, the significance of our business and of our presence in New Zealand will necessitate a very different approach to thinking about our business in New Zealand, our customers, staff and our role in New Zealand as the largest provider of banking services.

We have already stated the acquisition will be very different – one based on improving customer service, satisfaction and growth. ANZ intends that both the ANZ and The National Bank of New Zealand brands, names and branch networks will be retained for the forseeable future. By working together with The National Bank of New Zealand and focusing on the interests of our customers, staff and the community we can create a better organisation in the future for New Zealand and for shareholders.

An acquisition based on customer satisfaction and growth

People

Sally Morgan enjoys the flexibility of working part of her week from home. This is another way ANZ is committed to life balance for its people

A more vibrant culture creates value for shareholders

Better organisational leadership, talent and a vibrant culture results in better performance for shareholders.  It’s a big statement, but globally companies rated as being leaders in their people practices produce, on average, significantly higher returns to shareholders than industry peers.  It is easy then to understand why we have consistently placed so much emphasis on creating a unique ANZ culture that engages and involves everyone in the company.

Real progress

We survey all of our staff twice yearly to measure our progress.  In 2000, when we started the process of systematically developing our culture as a unique and competitive asset as part of our specialisation strategy, only 52% of staff were satisfied working for ANZ.  The top 10 values of management included bureaucracy, hierarchy, control and short-term focus.

Through the programs we have put in place, staff satisfaction now stands at more than 80%, and the values of the past have been replaced by customer focus, achievement, accountability and continuous improvement.

These programs involve our people at all levels. They help foster diversity, create opportunities, encourage ongoing learning through training and education, promote a healthy life balance and build a distinctive culture.  They are designed not only to nurture individual talent but also to develop ANZ as an organisation best able to meet the needs of customers, shareholders, staff and the community.

Cultural transformation

Since 2000, over 13,000 of our people have participated in a cultural transformation program called Breakout.  Breakout emphasises leadership, diversity, coaching and development. This program reflects today’s reality that everyone in the organisation has to be a leader, whether it is at the moment of contact with the customer or at the moment of a decision in their day-to-day role.

Creating opportunities

To support this transformation, we have developed opportunities for our people to enrich their careers at ANZ and provide the necessary skills required to meet business needs.  For example, the Opportunities@ANZ initiative provides information and resources for staff to develop their careers through short and long-term job placements and professional development programs.

We have made significant progress in strengthening our talent identification and this has profoundly improved the quality of leadership succession, creating opportunities for our talented people as well as bringing in fresh talent from the market.

We are fostering diversity within ANZ through the establishment of diversity forums within our specialist businesses.  Representation of females in ANZ management roles is above average for the banking and finance industry and we are incrementally increasing representation – over 31% of middle management roles are currently held by women.  In executive management, almost 17% are women and by 2005 our expectation is that women will fill 20% of executive roles.

Health and safety

ANZ has a strong commitment to the health, safety and well-being of our people.  We are continuously improving our management system aligned with regulatory standards and annual external audit review.  All reported injuries continue to trend downwards with a 28% reduction in the incidence rate per 1000 staff since 2000 in Australia and New Zealand.  Recognising the importance of personal wellness we are actively looking at innovative ways to improve the overall well-being of our people.

ANZ is a people and values oriented organisation with a shared vision of becoming quite a different company and realising the ability for each person to contribute their very best.  By doing this we create sustainable value for our shareholders, staff and the community we serve.

Staff satisfaction continues to rise ANZ overall satisfaction

ANZ expects to have 20% of executive positions held by women by 2005

28% reduction in reported injuries since 2000 All reported injury incidence rate per 1000 staff

Personal and Rural Customers

Getting on with a new approach

The first step towards change is knowing that you need to change.

During the 1990s, ANZ followed most other banks in Australia.  We introduced electronic transaction channels and reduced the size of our branch network.  We improved our pricing disciplines and worked hard to reduce our processing costs.  At the same time, we invested in the development of leading retail products.  Our growth in credit cards and mortgages is evidence of our success in building strong specialist product businesses.

In financial terms, this strategy was very successful for shareholders.  But it was not sustainable for customers or the community. By closing branches we damaged our reputation with the community and reduced our ability to talk to our customers about their needs and how we could help meet them.  Ultimately, a decline in staff and customer satisfaction will translate into lower returns for shareholders.

We knew we had to change.

Re-energising our business

The first decision we took, in 2000, was to stop closing branches in rural Australia.  This decision remains in place and, in the past 12 months, we have started to open new branches and add more ATMs.  Being present where our customers want us to be is a core part of our strategy – it is part of putting “retailing” back into retail banking.

Last year, we went one step further and established a program to reconnect with local communities.  We did this by devolving our personal banking business into small, community-based businesses, each with a Local CEO in charge.  Our local teams treat their business and the customers as their own.  They have their own profit and loss statement and increasingly share in the local results they create.

In our Rural Banking business, the local business model is best established.  Here, our local teams look after all customers that live in the community, including personal customers, small businesses and agribusinesses.  By giving our people and customers the confidence that ANZ will be there for them come rain or shine, we are being rewarded with higher productivity and more business.

Investing in branches

To deliver a professional retailing environment we need to invest in our branch network.  During the year, we have refurbished more than 100 branches and increased the focus on sales training and merchandising.  We have developed a new telling platform, which will be rolled out to all branches in the 2004 financial year.

This strategy of investment and growth has re-energised our network and our people. Things have started to change.

The market is recognising our progress.  In 2003, Personal Investor magazine named us Banking Institution of the Year, Savings Institution of the Year and Agri Lender of the Year in Australia.

Winning new customers

We are confident the investments we are making in our product businesses and in distribution will translate into higher customer satisfaction and market share.  We continue to grow our credit card and mortgage businesses, and in the last 18 months, we have made good progress in building our position in transaction banking and deposits. In 2002, we introduced two new, lower cost transaction accounts and, since then, we have added approximately 100,000 new customers to ANZ.

We have also improved access to banking services for those on low incomes and pensions.  Our Access Basic Account provides effectively fee-free banking for customers with a health care card.

Acting to fix problems

Meanwhile, we know that things don’t always go the way we plan.  And when they do go wrong, we sometimes take too long to fix the issues for our customers. Addressing this has become a top priority.

We have started by setting ourselves targets around problem and complaint resolution, and made these part of our Customer Charter. We have appointed a Customer Advocate to ensure that more protracted complaints are resolved fairly, and that we report each year on our progress.

We are also trying to improve the understanding of financial services in Australia.  We have taken the lead by commissioning Australia’s first comprehensive study on financial literacy, supported by a range of initiatives to assist customers with their financial literacy needs (see page 26).

Anyone who has stood in a queue, waited for someone to answer the phone or thought about approaching a competitor after a poor experience knows we still have much to do.  We must make the transition if we are going to create a sustainable business for our shareholders, customers and the community we serve.

The strategy for our Personal Banking business is simple.  Our aim is to provide our customers with market leading products, reliable service and someone local to turn to.  It’s about being the “bank with the human face” and being easy to do business with; part of our journey towards having the customer at the centre of everything we do.

Dairy farmer, Mark Disisto, finds ANZ’s flexible financial solutions meet his personal and business needs

We’re improving access by adding ATMs

Points of ATM access

	2000	2001	2002	2003

ATMs	1, 045	1, 074	1, 127	1, 192

We are aiming to serve customers in our branches within five minutes – average queue wait times are low*

* Based on mystery shopping survey

We aim to answer all customer calls quickly – percentage of calls answered within 1 minute

Business Banking

Ray’s Outdoors has grown from a small Geelong-based retail store to a 17-location operation.  Ray Frost, Managing Director, has made his dream a reality – ANZ has been there to assist

ANZ is rated number one in client satisfaction

ANZ has a traditional strength in providing banking services to businesses and large institutions.  We measure that by market share, by the depth of our relationships and the financial performance of our businesses. In 2003, ANZ was the leading bank to 26% of large corporations in Australia and in the middle corporate market we are the primary banker to 29% of businesses.

We regularly check what our clients think of us through market research and this year, of the major Australian banks, ANZ has again rated number one in overall client satisfaction among the corporate and institutional market.

This isn’t something we take for granted. Businesses are demanding in the service they expect.  Maintaining our leadership position requires continuous focus on understanding our clients’ business, providing them with creative ideas and solutions, and delivering specialist products and services to meet their needs.

Specialist clients focus

During the 1990s, we lost sight of the fact that the small to medium enterprise (SME) sector also valued this focus rather than a one-size-fits-all approach.  As a result, we lost valuable clients and market share.  Our specialisation strategy helped us remember and since 2000 we have established a new strategy with new goals for SME banking.  We focused on creating a new proposition for clients based on developing our people, creating a sales and service focus and giving greater autonomy to our account managers to listen to and work with clients to meet their needs.

Three years later, the results are plain to see. Client satisfaction has improved and we are now equal with the best of the major banks. We plan to do better.  Staff satisfaction has risen from just 30% in 2000 to 80% in 2003. Importantly, we have grown our market share significantly above system growth while carefully managing risk.  We have turned a business in decline into one of ANZ’s fastest growing businesses.  It’s the power of specialisation and creating a specialist focus on customers.

New specialist products

Specialisation in our investment banking product businesses of Trade and Transaction Services, Capital Markets, Foreign Exchange, Structured Finance and Corporate Financing and Advisory has also enabled us to extend our range of investment banking solutions.  For example, ANZ’s Corporate Portal provides clients with a range of online services including foreign exchange, capital markets and trade finance together with financial decision-making tools.

We have continued to extend the product range available to medium-sized corporates through our “Wall Street to Main Street” proposition. We are also using this experience to develop new and innovative products for our small to medium enterprise clients.

Building on the strength of our business banking franchise through specialisation creates a powerful force that continues to allow us to explore opportunities to reshape the business around client needs and create new growth opportunities.

ANZ leads Corporate Banking customer satisfaction*

* Source – Roberts Research 1996-2003

We are growing from an underweight position in Small to Medium Enterprises – Funds under Management growth

Institutional customer relationships – we have the largest market share in Australia*

* Source – Greenwich and Associates 2003

Systems

How technology transformation makes it easy to do business with us

While we want to put a human face to banking, it is technology that allows us to provide a personalised, consistent service to our customers.  It is technology that empowers our customers and staff with real-time information and access.  It allows us to reduce costs, improve productivity, and simplify and automate administrative functions.  It is technology that makes our business work for customers, staff and shareholders.

Transforming our business

There are fundamentally two ways of thinking about the technology.  The first is all about computing – chips, databases, operating systems, software and other technology elements.  It’s focusing on the second way of thinking about technology – extracting value through the application of computing to improve or transform our businesses – which sets ANZ apart.

That is why we have made a substantial investment in technology in recent years to move beyond thinking about specific computing needs in terms of data centres, storage systems or even PCs, to thinking about the entire infrastructure on which our business runs – the infrastructure that connects and supports relationships and transactions within our specialist businesses and with our customers.

Simplifying our infrastructure

In 1998, ANZ’s approach to technology was relatively inwardly focused and based on higher cost complex infrastructure involving six core systems, 15 data networks and many different platforms.  Today, technology at ANZ is more customer focused with improved processes and a vastly simpler infrastructure involving two core systems, a single data network and standardised hardware and software platforms.

Managing technology for value

Transforming ANZ’s infrastructure has given us the ability to move into a new phase, where we will seek to extract greater value from our technology investments through back-to-basics performance management.

It involves maximising value from the major projects we have undertaken in the past five years.  Including:

•                  our new telling system to replace the ageing hardware and software platform we use to serve customers in our branch network

•                  common web-based Peoplesoft software to replace legacy administration systems

•                  our new VisionPlus credit card platform

•                  our state of the art image-based cheque and item processing system, and

•                  efficiency gains from process re-design in Esanda/UDC.

Skilled and committed people

It also leverages the work we have done in transforming our technology and operations culture, and developing a team of skilled and committed people dedicated to continuous process improvement. Since 1998, we have improved staff satisfaction within our technology and shared services business from 51% to 80%. The result of these programs is that staff turnover has fallen from 18% to just 4% and quality and productivity outcomes have improved significantly.

The challenge ahead is to ensure shareholders get value from those investments through the focused operations management of our technical resources.

We have improved the availability of our 24-hours-a-day, 7-days-a-week services to customers

Our turnaround time for new card applications is now a competitive advantage

Delivering the benefits of re-design with 25% reduction in Esanda/UDC contract processing costs

Anastasia Bakolias – a Customer Service Consultant at ANZ’s Call Centre – delivers distinctive customer service every day

Community and Environment

Why broadening our thinking about the community is important to all our futures

Rebuilding community trust begins with recognising that our standing in the community is as important to our future as our relationships with customers and staff.

We know that many in our society believe banks have become increasingly detached from the community.  Many of the actions which fostered that view arose out of a focus on short-term shareholder value.  This undermined customer faith and public trust and diminished the pride staff felt in working for us.

Strengthening local communities

Rebuilding community trust is about acting with fairness and integrity.  Contributing to the health of local communities can also play a role.

Recognising this, the ANZ Community Fund pilot was developed to offer our frontline staff the means to work with their communities to identify local issues and provide local solutions. With over 120 projects supported around Australia in the past financial year, the ANZ Community Fund will be extended to all branches with an annual commitment of $1.6 million.

ANZ Community Fund – supporting a variety of local projects

Partnering on financial issues

We have also developed responses to some of the major social issues that involve the financial services industry.  These issues include financial literacy and the low level of national savings.

During the year, ANZ commissioned and published the results of the first national survey of adult financial literacy.  For the first time, the research provides benchmarks for the measurement of financial literacy across the Australian population. It also identifies aspects of financial products and services that are causing the greatest problems for consumers and those segments of the population that are struggling with financial skills.

ANZ has committed to improve financial literacy in Australia, particularly among its own customers.  We are integrating the learnings from the survey into our business operations, training our people so they can identify and assist customers facing financial difficulty and establishing a community partnership to develop an adult education program.

This year, we have trained over 3,500 service consultants in branches throughout Australia and introduced a booklet titled “Kick-start your financial fitness” to help people who want to use and manage their money more effectively.  Our Consumer Finance business has also developed a website and series of brochures to assist customers and the community to better understand how credit works.

In partnership with the Brotherhood of St Laurence, we have also introduced Saver Plus – Australia’s first matched savings program. It encourages families on lower incomes to regularly and consistently save for costs associated with their child’s secondary schooling. Participants will also receive financial education training.  The Saver Plus pilot aims to help 300 Australian families on lower incomes reach a savings target and encourage or establish a savings habit.

The first Saver Plus pilot commenced in Frankston, Victoria.  ANZ and the Brotherhood are now working with Berry Street Victoria and The Benevolent Society to conduct further programs in Shepparton, Victoria, and Campbelltown, New South Wales.

Tamara Lovering from ANZ Kingscote, South Australia, and Jim Gorman from Kangaroo Island Food Group, support an ANZ Community Fund activity – packing food parcels for people in need

Changing environmental impacts

ANZ also believes that it has an obligation to shareholders and society to operate as efficiently as possible to reduce its environmental impacts.  It is part of being a well-managed business.  This includes our direct impacts – the resources we use in carrying out our operations such as energy, paper and travel, and our indirect impacts – such as the impacts of our customers to whom we lend and invest in.

In 2003, ANZ undertook a thorough assessment of its environmental impacts and examined its performance in managing those impacts against some of its international peers.  We also consulted and engaged our staff and community groups on how improvements can be made to reduce both our direct and indirect impacts.

Improving our performance

Building on ANZ’s existing programs we have undertaken a number of new initiatives to assist in managing our direct impacts. These include:

•                  appointing a full-time environmental manager to coordinate activities and develop our systems

•                  examining our supply chain and assessing ways to integrate environmental criteria into our purchasing decisions

•                  developing a set of corporate improvement targets and specific initiatives to meet these

•                  continuing to work on achieving our commitments to the Federal Government’s Greenhouse Challenge program

•                  becoming a signatory to the United Nations Environment Programme Finance Initiatives and engaging a range of external stakeholders

•                  reviewing our existing environmental lending policy and procedures

•                  engaging ANZ’s external auditor to review our data measurement systems and verify the environmental baseline we established.

Further details on ANZ’s environmental program and performance can be found at www.anz.com/sustainability.

New lending opportunities

Sustainability also creates new lending and investment opportunities.  During the past year, a number of business units have been exploring the demand for new “green” lending products. ANZ’s Infrastructure Services business has been active in the renewable energy area and has recently partnered with Spain’s EHN to pursue new wind power opportunities in Australia. Our International Structured Finance business is also pursuing new lending opportunities in the growing renewable energy market in Europe.

Leadership

Transforming our financial performance and culture

[PHOTO OF BOB EDGAR]	[PHOTO OF JOHN McFARLANE]	[PHOTO OF PETER MARRIOTT]	[PHOTO OF PETER HAWKINS]

Bob Edgar	John McFarlane	Peter Marriott	Peter Hawkins
Chief Operating Officer	Chief Executive Officer	Chief Financial Officer	Group Managing Director, Group Strategic Development

When we created ANZ’s specialisation strategy in 2000, we knew that it would only work if we created a very different approach to leadership and culture.

We recognised that the one-dimensional concept of leadership – the person at the top whom others follow – disappeared 20 years ago.  At ANZ, everyone in the organisation has to be a leader.  We have brought this about by creating an environment where leadership can be fostered across all levels in the Group.

Business leaders within ANZ shape the destiny and nature of their business.  They build its capability to grow, they improve its effectiveness and they ensure the delivery of results.  Our new leaders are at all levels of the organisation: the people at the moment of contact with our customers or those at the moment of decision who are accountable for that decision.

Our approach to leadership is to foster an environment where people have the freedom and responsibility to achieve more than they thought they could.  This is turning our culture into a unique competitive asset.

The ANZ organisation

Consumer Finance	Corporate	New Zealand Banking	Esanda/UDC	Personal Banking and Wealth Management	Mortgages	Institutional Financial Services	Asia Pacific	Operations, Technology & Shared Services and Corporate Centre

[PHOTO OF ELMER FUNKE KUPPER]	[PHOTO OF CHRIS COOPER]	[PHOTO OF MARK LAWRENCE]	[PHOTO OF GREG CAMM]	[PHOTO OF ELIZABETH PROUST]

Elmer Funke Kupper	Chris Cooper	Mark Lawrence	Greg Camm	Elizabeth Proust
Managing Director, Personal Banking and Wealth Management Australia	Managing Director, Mortgages	Chief Risk Officer	Managing Director, New Zealand	Managing Director, Esanda

[PHOTO OF SHANE FREEMAN]	[PHOTO OF GRAHAM HODGES]	[PHOTO OF GRAHAME MILLER]	[PHOTO OF DAVID BOYLES]	[PHOTO OF BRIAN HARTZER]

Shane Freeman	Graham Hodges	Grahame Miller	David Boyles	Brian Hartzer
Group General Manager, People Capital	Managing Director, Corporate & Small to Medium Enterprise Banking	Managing Director, Major Investment Programs	Chief Operations Officer	Managing Director, Consumer Finance

Business Profiles

Consumer Finance

Brian Hartzer, Managing Director
Consumer Finance

Consumer Finance includes: Cards Issuing (Australia, New Zealand and Indonesia) providing credit and charge card services including loyalty programs; Cards Acquiring (Australia and New Zealand) providing debit and credit card processing; and Personal Loans (Australia and New Zealand) providing unsecured personal instalment loans.

Staff satisfaction 81% (up from 75% in 2002)

$m	2003	2002	%
Operating income	713	694	3
Operating expenses	-347	-310	12
Provisions	-152	-161	-6
Profit before tax	214	223	-4
Income tax expense(A)	-70	-73	-4
Net profit	144	150	-4
Cost to income ratio (CTI)	48.0%	43.7%	10
Staff (FTE)	1203	1156	4

Performance

Profit – Decreased by 4% due to impact of $38 million one-off pre-tax charge as a result of an under accrual of loyalty points going back to 1999, $20 million of which related to 2002. After adjusting for this, profit reflected strong growth in lending volumes, merchant turnover and cardholder spend. Operating expenses were up 12% due to volume growth and increased amortisation costs of new technology and MultiPOS network.

CTI – Increased due to the impact of loyalty under accrual.

Risk Management – Strengthened financial control and compliance framework through clear management focus and building people capability.

Staff – Increased due to a new customer services team of 124 established to handle calls associated with the Reserve Bank interchange reforms. Excluding this team, FTEs were down 7% as a result of back office initiatives. During the year, significant investments were made in workplace quality, with the move to a new state-of-the-art facility, and in ongoing learning as a key capability.

Achievements

Product innovation – Reshaped product set across the Australian Cards Issuing portfolio to address the impact of the Reserve Bank interchange reforms and ensure leading products for each customer segment. Launched ANZ Low RateMasterCard and ANZ Frequent Flyer Diners Card.

Increased merchants with ANZ MultiPOS facilities – Delivered 20% growth in the number of merchants in the small business segment.

Maximised technology investments – Delivered efficiency and service quality gains with average operational cost per account down 16% and 90%of new applications processed within 24 hours. Developed in-house capability to administer our loyalty program, producing 21% annualised savings in loyalty management.

Controlled geographic expansion – Purchased a 40% joint venture interest in the credit card business of Metrobank in the Philippines.

Goals

•                  Minimise the impact of the Reserve Bank reforms, while leveraging our strong credit card product set and execution capabilities to grow share in attractive segments.

•                  Continue to build new revenue streams through product innovation, cross-selling, and controlled geographic expansion.

Corporate

Graham Hodges, Managing Director
Corporate and Small to Medium Enterprise Banking

Corporate comprises two businesses: Small to Medium Enterprises Australia (SME), which provides banking services for businesses with turnover up to $10 million; and Corporate Banking Australia, which manages customer relationships and develops financial solutions for businesses with turnover $10 million to $100 million.

Staff satisfaction 85% (7% improvement on 2002)

$m	2003	2002	%
Operating income	653	604	8
Operating expenses	-219	-212	3
Provisions	-48	-46	4
Profit before tax	386	346	12
Income tax expense(A)	-116	-104	12
Net profit	270	242	12
Cost to income ratio (CTI)	33.5%	35.1%	-5
Staff (FTE)	1597	1487	7

Performance

Profit – Increased by 12% with net interest incomegrowth of 9% due to strong volumes in both deposits and lending. Business growth resulted from an increased geographical presence, a focus on industry specialisation and stronger sales disciplines.

CTI – Decreased as efficiency of the businesscontinues to improve.

Risk Management – Overall portfolio risk profile remains strong. Provision for doubtful debts increased 4% against a 19% growth in lending volumes. However, net specific provisions rose16% in 2003 largely reflecting problems with two large corporate loans. Credit quality in the SME sector remains sound.

Staff – Increased total staff due to additionalinvestment in frontline and business-related support. Investment in people and business culture reflected in improved customer satisfaction.

Achievements

Maintained strong growth in the business – Expanded the business in geographic areas where ANZ was previously underrepresented and inspecialist business such as franchising; expanded ability to deliver more sophisticated solutions to our Corporate Banking customers.

Continued to recruit skilled people – Over 100 additional staff employed for new frontline and specialised business roles.

Improved customer service efficiency – Established a Corporate “middle office” to free up front line time to serve customers; developed straight through processing for loans and customer documentation.

Continued to create value for corporate customers – Maintained strong focus on offering corporatecustomers the full range of banking services and leading the market in delivery of sophisticated financial solutions.

Goals

•                  Maintain strong business growth.

•                  Continue investing in process and platform efficiencies to ensure it is easier for customers to do business with ANZ.

•                  Build on specialised business success in SME and solutions-based proposition in Corporate Banking.

•                  Build staff and management capabilities.

New Zealand Banking

Greg Camm, Managing Director
New Zealand Banking

NZ Banking provides banking services, including wealth management, for personal, small business and corporate customers in New Zealand through branches, call centres, relationship managers and online banking.

Staff satisfaction 88% (up from 83% in 2002)

$m	2003	2002	%
Operating income	538	490	10
Operating expenses	-314	-281	12
Provisions	-13	-13	0
Profit before tax	211	196	8
Income tax expense(A)	-70	-65	8
Net profit	141	131	8
Cost to income ratio (CTI)	58.4%	57.3%	2
Staff (FTE)	2535	2371	7

Performance

Profit – Increased 8% driven by an appreciation in the New Zealand dollar. Excluding the exchange rate impact, profit was flat. This was due to flat fee growth as we improved the competitiveness of our product ranges; and increased frontline branch staff numbers to improve customer service.

CTI – Increased by 2%, reflecting the investment in frontline staffing as part of the Restoring Customer Faith program in Personal, and increasing capacity in Business and Rural.

Risk Management – Credit quality remains sound with provision for doubtful debts charge falling 5% (in local currency terms) despite solid lending growth of 13%. This reduced cost has been driven by the continued reduction in the risk profile of the Corporate and business lending portfolio.Economic loss provisions remain well in excess of net specific provisions.

Staff – Increased total staff reflecting investment in frontline staffing in New Zealand Personaland Business and Rural to improve service and sales including extending branch operating hours to weekends.

Achievements

Increased the number of customer-facing staff – Increased staffing in branches by 5%; increased number of Mobile Mortgage Managers; increased number of relationship management staff in Business and Rural.

Top ranking in Corporate Banking sector – Attained number 1 ranking for market share and customer satisfaction in Corporate Banking (page 23).

Improved retail customer satisfaction – Most improved of any bank in NZ according to Consumer magazine annual survey and AC Neilson ConsumerFinance Monitor (September quarter 2003). Ranked third for service, up from fifth last year.

Upgraded the branch network and increased branches in key geographical growth cities – Opened one new branch, several others inadvanced planning. Planning for full re-signage and upgrade completed.

Goals

•                  Launch campaign to re-invigorate the brand, supported by product-specific campaigns.

•                  Maintain Corporate Banking’s number one ranking for customer satisfaction.

•                  Continue growth in the business segment and strengthen the rural business.

•                  Roll-out needs-based sales training programs to frontline staff in branch network.

•                  Complete re-vitalisation of the branch network.

Esanda/UDC

Elizabeth Proust, Managing Director

Esanda

Esanda/UDC delivers motor vehicle and equipment finance; equipment operating leases and management services; fleet management services; and investment products through Esanda (Australia), Esanda FleetPartners (Australia & New Zealand) and UDC (New Zealand) and Specialised Asset Finance (Australia).

Staff satisfaction 79% (up from 77% 2002)

$m	2003	2002	%
Operating income	429	399	8
Operating expenses	-182	-180	1
Provisions	-63	-69	-9
Profit before tax	184	150	23
Income tax expense(A)	-57	-47	21
Net profit	127	103	23
Cost to income ratio (CTI)	42.0%	44.6%	-6
Staff (FTE)	1311	1303	1

Performance

Profit – Increase underpinned by 4% growth in net interest income resulting from strong asset growth and solid margins in all segments. Other income increased by 25% driven by fees on higher business volumes, profits on end-of-lease vehicles sales and commissions on increased insurance writings.

CTI – Improved due to strong income uplift, whilst expenses were held relatively flat with further back office operating efficiencies being achieved.

Risk Management – The focus was on the delivery of robust pricing models and assessment tools.We continued to streamline processes and more efficiently access customer risks.

Staff – Training was a key priority with significant investment made in skills training and leadership development.

Achievements

Positioned the business to capture growth opportunities – Achieved strong growth rates in new business writings: motor vehicle finance 18%; equipment finance 26%; fleet management services 26%; equipment operating leases 24%.

Continued to improve profitability – Profit after tax increased by 23%.

Provided an operationally excellent platform – Launched a comprehensive end-to-end re-designproject; analysis and design phases completed.

Attracted and retained talented people – Focused on improving leadership capabilities with 80 staff in the “Inspiring Leaders” program. Piloted leadership development program for female managers. Introduced new Talent Program to develop management skills of junior staff.

Goals

•                  Grow usage segment and lift returns on traditional asset finance business.

•                  Redevelop and revitalise our brand.

•                  Improve sales capability through improved training and new incentive scheme.

•                  Progress implementation of operationally excellent platform and expand to New Zealand and Esanda FleetPartners.

(A)  Includes outside equity interest

Personal Banking and Wealth Management

Elmer Funke Kupper, Managing Director

Personal Banking and Wealth Management

Personal Banking and Wealth Management includes Banking Products and Transaction Services; ANZ’s joint venture with ING; Personal Banking and Rural Banking; Private Banking and ANZ Financial Planning.

Staff satisfaction 83% (8% improvement on 2002)

$m	2003	2002	%
Operating income	1648	1670	-1
Operating expenses	-1048	-1062	-1
Provisions	-27	-24	13
Profit before tax	573	584	-2
Income tax expense(A)	-151	-181	-17
Net profit	422	403	5
Cost to income ratio (CTI)	63.6%	63.6%	0
Staff (FTE)	6822	6679	2

Performance

Profit – Increased by 5%. Stronger second half of the year with good momentum on the backof a strong mortgage market, higher sales productivity across the branch network and improved equity markets.

CTI – CTI was flat.

Risk Management – Significant training program for frontline staff in service and sales skills and to ensure compliance with the Financial Services Reform Act. Net specific provisions for credit losses remained low at $19 million despite strong growth in rural lending.

Staff – Added staff to improve customer serviceand support higher sales. Staff absenteeism decreased. Increased training investment.

Achievements

Invested in frontline training and technology – More than 4,200 staff trained on service and sales skills, with new merchandising to support the sales process. Piloted new telling platform for rollout in 2004.

Improved share in core deposits – Received industry award for Access transaction accounts. Added approximately 100,000 new customers to ANZ since new products launched in 2002.

Launched full set of deposit products – Relaunched savings products and achieved deposit growth targets. Our cash management trust, V2+,reached $6 billion for first time. Improved deposit market share.

Improved cross-sell of wealth management and insurance products – Despite a weak equity market, the ING Joint Venture improved its relative market position. Insurance cross-sell performance improved significantly from a low base.

Goals

•                  Maintain product leadership.

•                  Improve sales productivity and cross-sell.

•                  Continue to build our Human Face.

•                  Improve service delivery.

Mortgages

Chris Cooper, Managing Director
Mortgages

Mortgages provides housing finance to consumers in Australia and New Zealand for both owner occupied and investment purposes.

Staff satisfaction 73% (down from 79% in 2002)

$m	2003	2002	%
Operating income	598	541	11
Operating expenses	-179	-160	12
Provisions	-31	-28	11
Profit before tax	388	353	10
Income tax expense(A)	-118	-106	11
Net profit	270	247	9
Cost to income ratio (CTI)	28.8%	28.3%	2
Staff (FTE)	1264	1047	21

Profit – 9% increase driven by a 22% growth in the Australian mortgage portfolio, with record sales volume being written through all key channels.New Zealand mortgage business experienced strong growth in the September 2003 quarter following a period of flat or reducing volumes in 2002.

CTI – Increased due to higher numbers of staff required to process record mortgage volumes and maintain our service levels.

Staff – Added staff to meet increased customer volume. People initiatives focused on leadership development, improved training/inductionprograms and enhanced work force capacity planning.

Risk Management – Overall delinquencies at historically low levels. Changed approval policies for inner city lending has seen ANZ’s market share decrease in this segment. Delinquencies for inner city lending are not materially different from the total portfolio. Comprehensive portfolio modelling techniques further refined, providing a strong foundation for risk and portfolio management.

Achievements

Achieved above market growth across all channels – Loans outstanding up 22% in Australia and 6% in New Zealand over the year.

Continued to lead the market with award winning products and strong customer service – Leading Cannex product ratings (5 star awards for ANZ Money Saver Home and Residential Loans; 5 Year Fixed Rate Loans), high service rankings in independent customer and broker surveys.

Further built staff and customer advocacy – Improved processing efficiency and customerexperience through increased electronic delivery of applications, “straight through” processing and roll-out of eMOS system for brokers and mortgage specialists.

Goals

•                  Deliver above market growth in retail and wholesale businesses.

•                  Significantly grow the volume of applications received electronically from third-party channels.

Institutional Financial Services

Bob Edgar, Managing Director
Institutional Financial Services

Institutional Financial Services includes Institutional Banking; Trade and Transaction Services; Foreign Exchange; Capital Markets; Structured Finance International; Corporate Financing & Advisory.

Staff satisfaction 77% (up from 76% in 2002)

$m	2003	2002	%
Operating income	1872	1804	4
Operating expenses	-668	-682	-2
Provisions	-165	-173	-5
Profit before tax	1039	949	9
Income tax expense(A)	-267	-234	14
Net profit	772	715	8
Cost to income ratio (CTI)	35.6%	37.7%	-6
Staff (FTE)	2733	2612	5

Performance

Profit – Increased by 8% with the major contributors being strong revenue growth in Institutional Banking and Capital Markets,and a very disciplined cost outcome across all businesses. Operating expenses down 2% for the year. Profit was negatively impacted by the Australian dollar appreciation.

CTI – Improved for the year as a result of continuing cost discipline; continues to be world class.

Risk Management– Re-balanced the portfolio to lower risk sectors; good progress in reducinghigher risk offshore exposures, including the UK and US power sectors.

Staff – Increased largely due to ANZ acquiring the Australian trade processing hub of the Proponix Joint Venture (Trade Centrix) in the first half of 2003. Continued developing programs that built the capability of our people across all geographies. Key appointments made in each business and region reflecting the realignment of the structure and to maximise the synergies between the relationship and product businesses.

Achievements

Capitalised on core competencies in each of our business units – The strengths of our leading domestic market positions continued to beleveraged to build viable niche positions offshore.

Increased the range and complexity of our product suite – Product offerings have been dynamicallymanaged, adding new products and segments while discontinuing others.

Addressed credit issues and improved risk mitigation – Improved credit portfolio; reduced sizeof domestic and offshore customer exposures through lowering of single customer limits; non-core lending exited.

Goals

•                  Deepen our domestic leadership position.

•                  Develop new revenue streams for sustainable growth.

•                  Build a viable offshore franchise that adds value to our global customers by leveraging the strengths of our domestic business.

•                  Maintain excellence in risk management.

Asia Pacific

Bob Lyon, Managing Director

Asia Pacific

Asia Pacific includes Retail banking for consumer and business customers and foreign exchangeservices in the Pacific region; Consumer banking in Asia; ANZ’s share of PT Panin Bank in Indonesia.

Staff satisfaction 82% (9% improvement on 2002)

$m	2003	2002	%
Operating income	309	267	16
Operating expenses	-131	-124	6
Provisions	-10	-10	0
Profit before tax	168	133	26
Income tax expense(A)	-37	-35	6
Net profit	131	98	34
Cost to income ratio (CTI)	41.4%	45.3%	-9
Staff (FTE)	1580	1558	1

Performance

Profit – Increased by 34%. Approximately 77% of profit is derived from PT Panin Bank, Papua New Guinea and Fiji. Sale of bonds in PT Panin andvolatility in Pacific currencies combined with ANZ’s strong market position in the region has resulted in a significant increase in foreign exchange earnings.

CTI – Reduced due to increased revenue from Panin (equity accounted revenue) and foreign exchange earnings offset by increased expenditure through increased technology support.

Risk Management – Quality of lending book has progressively increased over the 12 months.

Staff – Over 80% of our management positions are held by national staff. Nationals working outside their home country now account for 23% of ourexpatriate work force.

Achievements

Expanded our service – Launched Internet business banking service, Ebiz, in Papua NewGuinea, Fiji, Tonga and Cook Islands.

Centralised support functions – Successful in sourcing of call centre, help desk and finance functions primarily for Pacific operations through Quest, a 100% owned subsidiary, resulting in efficiency gains.

Re-engineered sales and service functions – Following Samoa pilot, commenced installation of queue management systems in major branches in Pacific countries resulting in positive customer feedback.

Strengthened staff skills – 80% of management positions in Pacific now held by nationals.

Goals

•                  Standardise our Business Operating Model to bePacific best practice.

•                  Improve decision making around our asset andliability management and pricing practices.

•                  Continue centralisation into Quest, our Fiji sharedservices centre.

•                  Further expansion of our sales model focusingon our customer relationships.

Operations, Technology and Shared Services and Corporate Centre(B)

Provides a diverse range of services to the Group. Corporate Centre comprises Group Strategic Development, Group Risk Management, People Capital and Chief Financial Officer’s Units including Treasury.

Staff satisfaction 81% (down from 82% in 2002)

$m	2003	2002	%
Operating income	359	344	4
Operating expenses	-140	-141	-1
Provisions	-105	-86	22
Profit before tax	114	117	-3
Income tax expense(A)	-43	-38	13
Net profit	71	79	-10
Cost to income ratio (CTI)	38.8%	41.0%	-5
Staff (FTE)	4092	4269	4

Performance

Profit – Reduced by 10%. Treasury profit reduced $30 million with the low and flat interest rate environment and the maturity of assets, whichwere written above current market rates.

The Corporate Centre (excluding Treasury) recorded a loss of $24 million compared to a loss of $46 million in 2002. Interest income increased with higher levels of surplus capital and gains on contracts put in place to hedge offshore earnings. A $100 million provision for doubtful debts booked in the Corporate Centre was to recognise greater than expected default rates in the offshore Structured Finance and Institutional Banking portfolios.

Achievements

Replaced Group payroll systems – Implemented new payroll and HR information systems in Australia.

Completed upgrade of corporate banking and customer transaction processing capabilities – Completed Corporate Banking initiatives; implemented improvements leading to better customer response and processing efficiency for Consumer Finance and Mortgages.

Commenced customer access via web for “self service” enquiries on payments, statements and transactions – Installed advanced web-based systems across all Australian and New Zealand operations.

Implemented on-line procurement – Goods & services purchasing increasingly on-line including information technology servicesand office hardware, stationery and travel. The vast majority of vendors now paid via electronic funds transfer.

Goals

•                  Extend customer access via web for “self service” enquiries.

•                  Replace New Zealand payroll system.

•                  Roll-out new telling platform in branch network.

•                  Implement managed vendor project for learning delivery.

•                  Expand wholesale funding base.

(A)  Includes outside equity interest

(B)  Significant transactions are excluded from business profiles

Board of Directors

[PHOTO OF B W SCOTT AO]	[PHOTO OF M A JACKSON AC]

Dr B W Scott AO	Ms M A Jackson AC
Independent Non-Executive Director	Independent Non-Executive Director
Company Director	Company Director

[PHOTO OF J K ELLIS]

Mr J K Ellis
Independent Non-Executive Director
Company Director

Continued focus on corporate governance and disclosure

Mr C B Goode AC B Com (Hons) (Melb), MBA (Columbia University, New York), Hon LLD (Melb); Hon LLD (Monash)

(photograph on page 4)

Chairman

Independent Non-Executive Director

Company Director

After 28 years in the finance industry, Mr Goode became a professional non-executive director in 1989. He became a director of Australia and New Zealand Banking Group Ltd in July 1991 and was appointed Chairman in August 1995. Mr Goode is Ex-officio member of all Board Committees. Mr Goode is Chairman of Woodside Petroleum Ltd, Australian United Investment Company Ltd, Diversified United Investment Ltd and a Director of SingaporeAirlines Ltd.

Lives in Melbourne. Age 65.

Mr Goode brings relevant skills and significant experience in the finance industry and as a professional non-executive director to his role as Chairman of the Board.

Ms M A Jackson AC B Econ, MBA, FCA

Independent Non-Executive Director

Company Director

Director since March 1994. Ms Jackson is a member of the Audit Committee, Risk Management Committee, Compensation Committee and Nominations & Corporate Governance Committee. She is Chairman of Qantas Airways Ltd and Chairperson of Methodist Ladies College. Director of The Brain Research Institute, Billabong International Ltd and John Fairfax Holdings. Board Member of Howard Florey Institute of Experimental Physiology and Medicine and member of the Foreign Affairs Council.

Lives in Melbourne. Age 50

A Chartered Accountant, Ms Jackson has broad industrial experience including her involvement in transportation, mining, the media, manufacturing and insurance. This expertise coupled with her work in health and educationcontribute to her role on the Board.

Dr B W Scott AO B Ec, MBA, DBA

Independent Non-Executive Director

Company Director

Director since August 1985. Dr Scott is Chairman of the Nominations & Corporate Governance Committee and Compensation Committee, andMember of the Audit Committee and RiskManagement Committee. Chairman ofManagement Frontiers Pty Ltd, and TheFoundation for Development Co-operation Ltd. Director of Air Liquide Australia Ltd and the James N. Kirby Foundation Ltd. Australian member of the Board of Governors of the Asian Institute of Management. Former Chairman of the Australian Government’s Trade DevelopmentCouncil (1984 – 1990). Former FederalPresident, Institute of Directors in Australia (1982 – 1986).

Lives in Sydney. Age 68.

A management consultant and company director, Dr Scott’s extensive skills and experience in a range of business sectors and community organisations contribute to his role as a non-executive director.

Mr J K Ellis MA (Oxon) FAICD, Hon FIE Aust, FAusIMM, FTSE

Independent Non-Executive Director

Company Director

Director since October 1995. Mr Ellis is Chairman of the Risk Management Committee and a member of the Compensation Committee. He is Chairman of Pacifica Group Ltd, Black RangeMinerals Ltd and Director of GroPep Ltd. He is Chairman of Australia-Japan Foundation and the National Occupational Health and Safety Commission. He is also Chancellor of Monash University and a former Chairman of BHP.

Lives in Melbourne. Age 66.

A trained engineer, Mr Ellis brings to the Board his analytical skills together with his practical understanding of operational issues, investments and acquisitions across a range of sectors including natural resources, manufacturing, biotechnology and education.

Commitment to shareholder contact

[PHOTO OF J C DAHLSEN]	[PHOTO OF R S DEANE]

Mr J C Dahlsen	Dr R S Deane
Independent Non-Executive Director	Independent Non-Executive Director
Company Director	Company Director

[PHOTO OF D M GONSKI]

Mr D M Gonski
Independent Non-Executive Director
Company Director

Mr J McFarlane OBE MA, MBA

(photograph on page 7)

Chief Executive Officer

Appointed October 1997. Directorships include The Business Council of Australia and the Australian Graduate School of Management. Mr McFarlane is a former Group Executive Director, Standard Chartered Plc (1993 – 1997), Head of Citibank, United Kingdom (1990 –1993), Managing Director, Citicorp Investment Bank Ltd (1987 – 1990), Director of the London Stock Exchange (1989 – 1991).

Lives in Melbourne. Age 56.

Mr McFarlane brings skills and experiences in banking and finance which are relevant for his role as Chief Executive Officer.

Mr J C Dahlsen LLB, MBA (Melb)

Independent Non-Executive Director

Company Director

Director since May 1985. Mr Dahlsen is Chairman of the Audit Committee and a member of the Risk Management Committee and Compensation Committee. Mr Dahlsen is a former Consultant to and Partner of the legal firm Corrs Chambers Westgarth. He is Chairman of Southern Cross Broadcasting(Australia) Ltd, Director of The Smith Family, J C Dahlsen Pty Ltd Group and the Warehouse Group Ltd of New Zealand. He is a former Chairman of Woolworths Ltd, Melbourne Business School Ltd, The Herald and Weekly Times Ltd and a former Deputy Chairman of Myer Emporium Ltd.

Lives in Melbourne. Age 68.

The skills and expertise that Mr Dahlsen has developed in his legal career together with his experience in the media, not-for-profit, banking, retail and small business sectors ensure thathe brings an understanding of the law and business to his role as a non-executive director.

Dr R S Deane PhD, B Com (Hons), FCA, FCIS, FNZIM

Independent Non-Executive Director

Company Director

Director since September 1994. Dr Deane is a member of the Risk Management and Compensation Committees, and Chairman of ANZ Banking Group (New Zealand) Ltd. He is Chairman of Telecom New Zealand Ltd, Fletcher Building Ltd and Te Papa Tongarewa(Museum of New Zealand). He is a Director of Woolworths Ltd.

Lives in Wellington, New Zealand. Age 62.

Dr Deane has skills and experience in a variety of activities including the government sector, banking and finance, economics, telecommunications, and with charitable and cultural organisations.

Mr D M Gonski AO B.Com, LLB (University of NSW)

Independent Non-Executive Director

Company Director

Director since February 2002. Mr Gonski is a member of the Risk Management Committee, Compensation Committee and Nominations & Corporate Governance Committee, and represents the Group as Director of ING Australia Ltd. He is Chairman of Coca Cola Amatil Ltd and Investec Wentworth Pty Ltd, andDirector of Westfield Holdings Ltd and John Fairfax Holdings Ltd. Mr Gonski is Chairman of the National Institute of Dramatic Art (NIDA), the Art Gallery of NSW, the Australia Council and the Sydney Grammar School Trust.

Lives in Sydney. Age 50.

Mr Gonski, a lawyer, has a wide experience in business, the law and investment banking. He also brings to his role on the Board an appreciation for the community through hiswork in the arts and the not-for-profit sector.

Corporate Governance and the Board

Continued focus on corporate governance and disclosure

Good governance and quality disclosure are important to ANZ. ANZ’s Board is acutely aware of the responsibilities it has for stewardship and accountability to shareholders. The Board works closely with management to ensure that issues of disclosure, transparency, due process and propriety are continually under review and maintained at consistently high levels.

While corporate governance has long been an active consideration for the ANZ Board, it decided to establish a new committee, the Nominations & Corporate Governance Committee, at the start of the 2002/2003 financial year. The Committee undertakes in-depth analysis and review of major corporate governance issues and brings recommendations and advice to the full board.

In June 2003, ANZ was included in a review by Governance Metrics International (GMI) of corporate governance and disclosure practices of the top 50 ASX companies. GMI rankedANZ above average for Board accountability, shareholders’ rights and corporate behaviour, remuneration and financial disclosure.

During the year, there has been considerable focus on many aspects of corporate governance. These have included a review of Board performance, fine-tuning policy, and procedural and governance requirements. In addition,attention has been directed to the external environment and to various reports and standards being set in a much more active regulatory regime. Please refer to the box below for further detail on some areas of focus.

Commitment to quality shareholder communication

ANZ is committed to providing shareholders with quality information in a timely manner. This continuous disclosure is underpinned by ANZ’s Market Disclosure Policy (see page 42).Communication with shareholders acrossAustralia and overseas is generally through results announcements, the Annual Report, briefings, newsletters and the shareholder site on www.anz.com. In addition, ANZ complies with the continuous disclosure obligations under the Listing Rules of the ASX which are supplemented by Australian Corporations Legislation. Information provided to the ASX is posted on the ASX website.

This year several shareholder meetings were held including:

•                  Annual General Meeting – 13 December 2002 – Perth, Western Australia

•                  Shareholder Meeting – 21 February 2003 – Auckland, New Zealand

•                  Shareholder Meeting – 24 February 2003 – Wellington, New Zealand

•                  Shareholder Meeting – 14 August 2003 – Adelaide, South Australia

In addition, a General Meeting was held on 13 August 2003 in Melbourne to consider matters associated with ANZ’s ongoing capital management strategy. The specific resolutions confirmed approval of a buy-back agreement relating to redeemable preference shares, issued by ANZ in 1998, amended ANZ’s constitution to facilitate the issue of preference shares, andapproved the issue of ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS). These resolutions represented a “self-contained” package designed to enhance ANZ’s capital management flexibility.

Continued recognition for our quality disclosure

ANZ’s commitment to quality financial disclosure and transparent reporting continues to be recognised. During the financial year, ANZ received a number of awards specifically for the 2002 Annual Report including:

•                  International – ARC International Awards – Gold Award in the Banking and Finance category

•                  Australasia – Australasian Reporting Awards – Silver Award

•                  New Zealand – Instituted of Chartered Accountants of New Zealand – Commended for corporate governance reporting in the 2002 Annual Report.

ANZ has again been recognised for the quality of its dealings with the investment community, with the release of the Reuters/Institutional Investor Asia Equities Report in July, specifically for:

•                  Best CEO in Australia

•                  Best CFO in Australia

•                  Best Investor Relations in Australia

•                  Best Corporate Governance.

The Board works in a culture of diligence and commitment

Board responsibility

The Board is responsible to shareholders for the governance of the Group, its operations and financial performance. To this end, it sets the strategic direction and financial objectives for the Group. It delegates responsibility for themanagement of ANZ to the Chief ExecutiveOfficer and senior management. The Board is also responsible for ensuring that ANZ has appropriate governance arrangements in place for the benefit of all stakeholders.

The Board aims to carry out its responsibilities so as to create and to build sustainable value for the benefit of shareholders, employees, customers, and the community. The Board has adopted a Charter (available on www.anz.com)which sets out, among other things, the roles and responsibilities of the Board. The Board’s responsibilities include:

•                  Appointing the Chief Executive Officer, and reviewing his/her performance and remuneration

•                  Approving objectives, strategies and budgets, and monitoring and assessing management’s performance in achieving these

•                  Monitoring compliance with regulatory requirements, and ensuring that the Group and its employees are meeting the highest standards of ethics and integrity

•                  Approving policies and overseeing governance and compliance practices relating to management of risk, conduct of audit, health and safety, people management, corporate sustainability, and customer service.

It is also the responsibility of the Board to review the operations of all business units together with the major functional areas of ANZ at least once each year to satisfy itself that the unit’s strategy, policy and direction are consistent with the Group.

The Board recognises its overriding responsibility to act honestly, fairly, diligently and in accordance with the law in serving the interests of ANZ’sshareholders, as well as its employees,customers, and the community. The Board works to promote and maintain an environment within ANZ that establishes these principles as basic guidelines for all of its employees and representatives at all times.

The Board met 11 times this year with separate committees meetings. Details of directors’ attendance can be found in the table above.

With the increasing focus on corporate governance in recent times, there has been a large increase in the workload of non-executive directors.

Access to Directors

Management consults with directors as required. Employees and shareholders have access to the directors either directly or through the Company Secretary.

Directors’ meetings and shareholdings

The number of Board meetings and meetings of committees during the year the director was eligible to attend, and the number of meetings attended by each director were:

Directors	Board	Risk Management	Audit Committee	Compensation Committee	Nominations & Corporate Governance Committee	Executive Committee	Shares Committee	Committee of the Board	Beneficially Held		Non-Beneficially Held Shares
									Shares(1)	Options(2)
	A:B	A:B	A:B	A:B	A:B	A:B	A:B	A:B
J C Dahlsen	11:11	10:8	7:7	3:3	—	1:1	1:1	2:2	83,400	—	8,500
Dr R S Deane(3)	11:11	10:7	—	3:3	—	—	—	—	75,000	—	—
J K Ellis	11:11	10:9	—	3:3	—	—	1:1	—	69,198	—	—
D M Gonski	11:11	10:7	—	3:2	3:3	—	—	—	2,099	—	—
CB Goode	11:11	10:8	7:7	3:3	3:3	2:2	5:5	4:4	268,963	—	146,186
M A Jackson	11:11	10:8	7:7	3:2	3:3	1:1	—	—	77,436	—	—
J McFarlane	11:11	—	—	—	—	2:2	—	3:3	1,292,458	2,750,000	—
Dr B W Scott	11:11	10:9	7:7	3:3	3:3	—	5:5	2:2	71,117	—	—

A Indicates the number of meetings the director was eligible to attend. B The number of meetings attended. The Chairman is an ex-officio member of all Board Committees.

(1)          Shares include deferred shares

(2)          750,000 options are exercisable at $14.78 from 31 December 2003 to 31 December 2004 inclusive; may be exercised only if the ANZ Accumulation Index over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period equals or exceeds the ASX 100 Accumulation Index calculated over the same period.

500,000 options are exercisable at $17.20 from 31 December 2004 to 31 December 2005 inclusive; may be exercised only if the ANZ Accumulation Index over the period from the date on which the options are granted to the last trading day of any month occurring during the relevant exercise period equals or exceeds the ASX 100 Accumulation Index calculated over the same period.

500,000 options are exercisable at $17.52 from 31 December 2003 to 31 December 2007 inclusive; one half of the options may be exercised only if the ANZ Total Shareholder Return (“ANZ TSR”) calculated over the period commencing on 31 December 2001 and ending on the last day of any month after the second anniversary of their date of grant (“the relevant period”) exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index over the same period; the other half of the options may be exercised only if the ANZ TSR calculated over the relevant period exceeds the percentage change in the S&P/ASX 100 Accumulation Index over that same period.

1,000,000 options are exercisable at $17.41 from 31 December 2004 to 31 December 2007 inclusive; one half of the options may be exercised only if the ANZ Total Shareholder Return (“ANZ TSR”) calculated over the period commencing on 31 December 2002 and ending on the last day of any month after the second anniversary of their date of grant (“the relevant period”) exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index over the same period; the other half of the options may be exercised only if the ANZ TSR calculated over the relevant period exceeds the percentage change in the S&P/ASX 100 Accumulation Index over that same period.

(3)          New Zealand Resident

Major corporate governance issues addressed by the Board include:

International

•                  International Financial Reporting Standards (IFRS) – From 1 January 2005, all Australian entities will be required to prepare their financial statements under the IFRS as adopted by the Australian Accounting Standards Board (AASB). ANZ has established a formal project, monitored by a steering committee, to ensure that ANZ is prepared to report for the first time under IFRS when the results for the half-year ended 31 March 2006 are announced.

•                  New Basel Capital Accord – A new framework known as “Basel II” has been designed to improve the stability of the global financial system through encouraging improved riskmanagement practices and requiring banks to hold capital commensurate with their risk profile. The new Accord is scheduled to commence in ANZ in 2006 for a year of parallel running with the current Accord with full implementation from 2007. A central project team, reporting to asteering committee, is working with all areas of ANZ to ensure that systems and processes are ready for the change.

Australia

•                  Financial Services Reform Act – ANZ was granted its new Australian Financial Services Licence effective from 1 October 2003. The licence is granted under provisions of the Corporations Act 2001 that were introduced by the Financial Services Reform Act 2001 . These provisions aim to provide a uniform and transparent system oflicensing, product information disclosure and requisite levels of training for the financial services industry. The Group will remain focused on related staff training.

•                  Code of Banking Practice – Released by the Australian Bankers Association (ABA) in August 2003 and adopted by ANZ in the same month, this voluntary code of conduct sets standards of good banking practice covering personal and small business customers. ANZ sees this codeas an opportunity to further improve the services provided to our customers.

•                  Stage nine of the Corporate Law and Economic Reform Program (CLERP 9) – was released as draft legislation in October 2003. ANZ ismonitoring the proposed changes, focusing on the proposals to further improve ways to ensure the independence of auditors and shareholder communication and participation.

•                  Australian Stock Exchange (ASX) Corporate Governance Council – Principles of Good Corporate Governance and Best Practice Recommendations – These principles set out by the ASX serve as a guide for organisations. ANZ considers these principles important. We have further expanded our reporting based on therecommendations. The Board considers that ANZ complies with the requirements in the ASX Recommendations.

Other regions

•                  United States of America – As a foreign registrant with the United States Securities and Exchange Commission and as a listed company on the NewYork Stock Exchange, ANZ must ensure compliance with the Sarbanes-Oxley Legislation and the New York Stock Exchange Corporate Governance Listing Standards.

Consistent with this legislation, management strengthened its internal regulatory compliance oversight function across all aspects of compliance throughout the Group. In particular, Group Risk Management and Group Finance increased theircompliance capabilities to ensure that requirements are met. Together these two areas significantly raised the profile of compliance throughout ANZ.

•                  United Kingdom – As at the date of this Report, the changes proposed by the Smith and Higgs Reports to the UK Combined Code regardingUK listed companies were still to bedetermined. However, ANZ will continueto monitor the proposed changes to ensure that the Group continues to maintain world’s best practice.

The Board is comprised of individuals with an excellent understanding of how corporations work

Board composition

The Board is chaired by an independent director so there is a division of responsibilities between the Chairman and the CEO. This is supported by the Board’s Charter that states that the Chairman must be an independent non-executive director and that the majority of the Board must be comprised of independent non-executive directors.

Directors, as a Board and through the Nominations & Corporate Governance Committee of the Board, regularly review the size and composition of the Board. The ANZ’s constitution provides that,

at a minimum, the Board must be comprised of five directors. Throughout this year, the Board has comprised eight directors – a non-executive Chairman, six other non-executive directors and the Chief Executive Officer.

Director qualifications and appointments

The Board aims to bring a balance of skills, experience and views to its deliberations.

Directors, as a Board and through the Nominations & Corporate Governance Committee, engage external consultants to assist them in identifying appropriate candidates for consideration as Board members. Candidates are assessed in terms of the depth and breadth of experience and skills considered relevant for ANZ, as well as their personal qualities and communication capabilities. The complementary nature of their distinctive contributions with the other directors is also assessed. Assurances are sought to ensure that a candidate has the capacity to devote appropriate time to this important role.

ANZ’s constitution provides that each director is required to hold, within 3 months of appointment, at least 2,000 fully paid shares in the director’s own right and must continue to hold at least2,000 shares until the director ceases to hold office. Details of directors’ shareholdings with ANZ can be found on page 39 and are set out in Note 51 of the Financial Statements.

On appointment, directors are provided with information setting out their duties and responsibilities including various Board policies and their entitlements. During 2002–2003, the Directors’ Handbook has been reviewed and updated to meet directors’ requirements in a comprehensive manner.

Performance of Chairman and directors

The full Board is responsible for reviewing the performance of the Chairman.

It is the responsibility of the Chairman, with input from the Nominations & Corporate Governance Committee, to assess the performance of each director.

Retirement

ANZ’s constitution provides that at least one third (or the nearest whole number) of directors must retire at each Annual General Meeting, but are eligible for re-election at that meeting.

An appointee who is filling a casual vacancy has to stand for election at the first Annual General Meeting thereafter. This requirement does not apply to the Chief Executive Officer, or any director retiring at that meeting in any event.

In addition, ANZ’s Constitution and the ASX Listing Rules require that directors must put themselves up for election every three years. Directors are required to retire at the age of 70 years. Directors appointed since 1993 have agreed to retire after 15 years service. Directors’ independence is reviewed at least annually.

Independence and directors’ dealings

In 2002–2003, the Board instituted a process by which the independence of each non-executive director is reviewed in detail at least annually, and more frequently where a change in positionor relationship warrants it.

Following the most recent review, the Board concluded that each of its non-executive directors should be considered independent at this time.

The Board applies the definition of “independence” which is in the Board Charter on www.anz.com >about anz >corporate information >anz policies.

Conflicts of interest and materiality

Over and above the issue of independence, each Director has a continuing responsibility to determine whether he or she has a potential or actual conflict of interest in relation to any material matter, which comes before the Board. Such a situation may arise from outside financial, organisational, representational, professional, or other interest or relationship which might affect, or be seen potentially to affect, the Director’s position to act in the best interests of the Company.

It is also expected that other Board Directors will raise any concerns about possible conflicts of interest on the part of any Director in a material matter at any time.

Materiality may relate to financial significance, strategic significance, competitive significance, or any other matters of commercial or timing significance.

If a conflict or potential conflict arises, the Director may not receive relevant Board papers, may absent himself /herself from Board deliberations on the subject, and may not vote on any related Board resolutions. These matters are duly recorded in Board minutes when they occur.

Other than in their capacity as directors of ANZ, all non-executive directors are deemed not to have a material relationship with ANZ or its associated companies.

Independent advice

In order to assist directors to fulfill their responsibilities, each director has the right, with the prior approval of the Chairman, to seek independent professional advice regarding their responsibilities at the expense of the Group.In addition, the Board and each Committee may obtain whatever professional advice it requires to assist it in its work at the expense of the Group.

Board Committees provide oversight and make recommendations to the Board

Main committees

There are four main Board Committees:

•                  Audit Committee

•                  Risk Management Committee

•                  Nominations & Corporate Governance Committee

•                  Compensation Committee

Each of the four main Committees is comprised solely of independent directors, has its own Charter and has the power to direct any special investigations it deems necessary.

Committee membership is reviewed annually. Membership criteria are based on the relevance of a director’s skills and experience, and their ability to add value to the Committee andcomplement the membership.

Committee performance evaluations are conducted annually to review each Committee’s performance against its Charter, gather comments on the suitability of its Charter and any areas for improvement, and to set goalsand objectives for the upcoming year. A copy of each Committee Charter can be found on www.anz.com >about anz >corporate information >anz policies.

The Chairman is an ex-officio member of all Committees. The Chief Executive Officer, John McFarlane, is invited to attend all Committee meetings. He is not present, however, if this could compromise proceedings. He also does not attend any meeting where his remunerationis considered or discussed. Directors may attend any meeting of a Committee on a subject where they have a special interest.

Board Committee Membership (as at 30 September 2003)

	Audit Committee	Risk Management Committee	Nominations & Corporate Governance Committee	Compensation Committee
Mr John Dahlsen	(C)	X	—	X
Dr Roderick Deane	—	X	—	X
Mr Jerry Ellis	—	(C)	—	X
Mr David Gonski	—	X	X	X
Mr Charles Goode	X	X	X	X
Ms Margaret Jackson	(FE)	X	X	X
Dr Brian Scott	X	X	(C)	(C)

(C) = Chairman

(FE) = Financial Expert as defined in Sarbanes-Oxley US legislation

The Audit Committee is responsible for the oversight and monitoring of the Company’s financial reporting policies and controls, the work of Group (Internal) Audit, the Audit Committees of subsidiary companies, the integrity of the Company’s financial statements, prudential returns and compliance with regulatory requirements.

The Audit Committee is also responsible for the appointment, evaluation and oversight of the external auditor.

It is Board policy that all members of the Audit Committee be financially literate and that at least one member of the Committee be a “financial expert” as defined in the US Sarbanes-Oxley legislation.

The Audit Committee meets with the external auditor in the absence of management at each of its regularly scheduled meetings. The Chairman of the Audit Committee meets separately and regularly with the head of internal audit and the external auditor.

During the year, the Audit Committee focused on a range of relevant issues including:

•                  Integrity of financial reporting controls and procedures – The Committee received independent advice on the effectiveness of internal controls and procedures, and closely monitored progress on opportunities identified for improvement. To further strengthen controls and procedures, the Committee agreed to implement the Sarbanes-Oxley internal control requirements across the Group in advance of the applicable date. The Committee monitored the progress made on the transition to International Financial Reporting Standards.

•                  Monitoring the work of Group (Internal) Audit – An evaluation of the Group (Internal) Audit function was undertaken. The Committee ensured that management responded in an appropriate and timely manner to issues raised in Group Audit reports. The Head of Group (Internal) Audit now reports directly to the Chairman of the Audit Committee and attends every meeting of the Audit Committee by invitation.

•                  Relationship with revenue authorities – The Committee supported initiatives to promote a collaborative approach to working with the Revenue Authorities to achieve appropriate taxation outcomes. Some long-standing issues with the Australian Taxation Office were resolved.

•                  Maintaining the independence of the external audit function – All non-audit services undertaken by the external auditor must be pre-approved in accordance with the policy on the provision of audit and non-audit services put in place by the Committee last year. The Committee further strengthened the independence of the external audit function through a formal annual evaluation of the external audit and a policy requiring partner rotation.

The Risk Management Committee’s function is to review risk in the business. It is responsible for overseeing, monitoring and reviewing the Group’s risk management principles and policies, strategies, processes and controls including credit, market, balance sheet and operating risk. It may approve credit transactions and other matters beyond the approval discretion of executive management.

This year, the Risk Management Committee reviewed a number of issues including:

•                  Credit risk and customer concentration limits – Stronger policies related to single customer credit limits saw a decrease in risk exposures.

•                  Operational risk and systems – The Committee recommended a more disciplined approach to new software releases. 2003 upgrades/releases have been implemented without interruption to ANZ’s operations.

•                  Compliance awareness – The Committee has supported a Group-wide awareness program to foster a better understanding of new as well as existing compliance requirements and responsibilities.

The Nominations & Corporate Governance Committee’s responsibility is to identify individuals qualified to become Board members and recommend them to the Board for nomination as members of the Board and its committees, to recommend processes for Board performance review and recommend corporate governance principles, practices and procedures for ANZ.

During the year, the Committee focused on a range of issues including:

•                  Independence – A thorough review was conducted of legislation and best practices regarding director independence. The Committee concluded the ANZ policy and related definitions of independence met best practice standards.

•                  Corporate governance – The Committee advised the Board on relevant governance developments including those itemised on pages 38 to 42.

•                  Board performance – The Committee initiated a broad-ranging survey of Board performance and Director effectiveness issues. The results were reviewed and discussed by the Board, and a number of procedures and streamlining initiatives were adopted. The Committee also advised the Chairman regarding appropriate processes for direct individual performance evaluation.

•                  Director’s Manual – The Committee authorised development of a new and comprehensive manual for Directors.

The Compensation Committee makes recommendations to the Board in respect of the Group’s compensation program including any equity-based programs. It also evaluates the performance of and approves the compensation for the senior executive officers and Board appointees (including the Chief Executive Officer) and approves compensation levels and policy guidelines.

Some areas of focus for the Compensation Committee this year were:

•                  Compensation Policy – The Committee reviewed and recommended changes to the policy during the year (pages 43 to 45).

•                  Executive Performance Reviews – The Committee conducts executive performance evaluations on a six-monthly basis with a review of performance as well as potential. Recommendations are made to the Board regarding incentives.

•                  Succession – On an annual basis, the CEO and Committee review the performance and potential of the top 100 executives. Other issues discussed include capabilities and skill development, diversity and succession, opportunities and training initiatives.

•                  $1,000 Employee Share Acquisition Plan – The Committee recommended to the Board the granting of shares to the value of $1,000 to each eligible ANZ employee through the Employee Share Acquisition Plan.

Additional Committees

In addition to the four main Board Committees, the Board has constituted a Shares Committee and an Executive Committee to assist in carrying out its functions.

The Shares Committee has the power to administer ANZ’s Employee Share Plan and Employee Share Option Plan.

The Executive Committee has the full power of the Board and is convened as necessary between regularly scheduled Board meetings. The Board also forms and delegates authority to ad hoc Committees of the Board as and when needed to carry out its functions.

Group (Internal) Audit

Group Audit provides independent assurance that the design and operation of the risk and control framework across the Group is effective. The internal audit function operates under a Charter from the Audit Committee that gives it unrestricted access to review all activities of the Group. The Group General Manager of Group Audit reports to the Chairman of the Audit Committee.

A risk-based audit approach is used to ensure that the higher risk activities in each business are audited each year. All audits are conducted in a manner that conforms to international auditing standards. Audit results also influence incentive compensation of business heads.

Group Audit plays an active role in ensuring compliance with the requirements of supervisory regulatory authorities, including APRA. Group Audit also works collaboratively with the external auditor to ensure a comprehensive audit scope.

The Audit Committee plays an active role in reviewing significant issues arising from internal audits conducted by Group Audit. There is a robust process for ensuring prompt resolution of audit issues, which includes monthly reviews of progress by the CEO and the Chairman of the Audit Committee. The Audit Committee receives formal reports on significant issues until satisfactory action has been taken.

ANZ’s Policies

During the year, the Board reviewed key polices which apply to employees within the Group. Summaries of these policies can be viewed on www.anz.com >about anz >corporate information >anz policies.

Code of Conduct for Directors and Code of Conduct for Employees – These policies set out the ethical standards to which directors and employees are expected to adhere. The Codes require that directors and employees adhere to the law, that they disclose relevant interests that they have, that they act in the best interests of the Group and that they act honestly and ethically in all their dealings.

The policies also cover the confidentiality of information, acceptance of gifts or entertainment and use of ANZ goods, services and facilities.

Code of Conduct for Financial Officers –In addition to ANZ’s Code of Conduct for Employees, ANZ adopted the Group of 100 Code of Conduct for CFOs and Senior Financial Officers. The Code requires that CFOs and Senior Financial Officers influencing financial performance adhere to the principles of honesty and integrity, respect confidentiality of information, declare conflicts of interest, maintain transparency in reporting, exercise diligence and good faith, ensure sound internal controls and set a standard for other financial professionals.

Directors’ Disclosure of Interests Policy and Policy for Handling Conflicts of Interests – The Board has adopted a policy on disclosure of interests which provides processes whereby directors disclose certain interests, and actual or potential conflicts of interest are to be addressed. Details of directors’ dealings with ANZ are set out in Note 51 of the Financial Report.

Employee Indemnity Policy – This policy provides that the Group will indemnify employees against any liability that they incur in carrying out their role subject to meeting certain requirements. Further details on this policy and on indemnities given to certain employees can be found on page 52 of this Annual Report.

Policy on the Prevention of Money Laundering, Criminal and Terrorist Financing – This policy covers Anti-Money Laundering and Anti-Terrorism laws and regulations. It sets out principles related to identification and record keeping procedures, the need for staff awareness and related training, and annual requirements for independent testing and compliance reporting. The policy ensures that ANZ is able to protect its reputation, integrity, assets, liabilities and shareholder funds.

Market (Information) Disclosure Policy – ANZ is committed to achieving best practice in the area of market disclosure. The policy is designed to ensure that there is full and timely disclosure of ANZ’s activities to shareholders and the market. It is important that all shareholders have an equal opportunity to receive or obtain information issued by ANZ. The policy requires that once information is disclosed to the relevant stock exchanges, it be placed on www.anz.com.

Relationship with the External Auditor – As highlighted on page 41, the Board and the Audit Committee’s policy on audit and non-audit services regulates the audit-related and non-audit services that may be conducted by ANZ’s external auditor. It sets in place a formal approval process regarding the provision of non-audit services, which are only considered where they are not perceived to be in conflict with the role of auditor. This approval process is the responsibility of the Audit Committee.

Serious Complaints Process – ANZ has a history of implementing policies and procedures that are consistent with responsible and well-managed business practices. The Serious Complaints Process is an additional mechanism by which ANZ staff, contractors and consultants may voice any concerns they may have regarding any malpractice or impropriety that they find within ANZ. It is intended to operate as a last resort and requires that protection be given to employees against dismissal or penalty as a result of disclosing concerns in good faith.

Share Trading Policy – This policy covers trading in ANZ securities by all employees as well as contractors and consultants engaged by ANZ.

The Share Trading Policy prohibits trading for all persons aware of unpublished ANZ price sensitive information. In addition, it specifically prohibits trading by certain employees, contractors and consultants working in specific areas of ANZ during blackout periods. A blackout period is the six-week period leading up to the day after the announcement of the half yearly and full year result. The Board has also resolved to apply the principles of this policy to directors’ own trading in ANZ shares.

Significant Accounting Policies

Details of the significant accounting policies and any changes in accounting policies made since the date of the last Annual Report are set out on page 56 of this Annual Report and Note 1 of the Financial Report and in the press release available on www.anz.com >shareholders >half year and full year results.

Political Donations

In the year to 30 September 2003, ANZ donated $75,000 to the Liberal Party and $50,000 to the Labor Party.

Compensation

ANZ’s compensation philosophy focuses on creating value for shareholders.

The following underpins ANZ’s compensation philosophy:

•                  Creation of an environment where people can excel with energy and passion;

•                  Focus on creating and enhancing value for ANZ’s shareholders;

•                  Differentiation of individual compensation commensurate with contribution to overall results and according to individual accountability, performance and potential;

•                  Significant emphasis on “at risk” components of total compensation linked to the enhancement of shareholder value through improvements in Economic Value Added™ (EVA™); and

•                  The provision of a competitive compensation proposition to successfully attract, motivate and retain the high quality work force required to deliver on ANZ’s business and growth strategies.

The Role of the Compensation Committee

The Compensation Committee (see page 41) is responsible for (amongst other things):

•                  ANZ’s general compensation program – in consultation with senior management, to review and recommend to the Board for approval, ANZ’s general approach to compensation, and to oversee the development and implementation of compensation programs;

•                  Executive compensation program – to review and recommend to the Board for approval, compensation programs applicable to ANZ’s executives;

•                  CEO compensation – to review and recommend to the Board for approval, corporate goals and objectives relevant to the compensation of the Chief Executive Officer (CEO), to evaluate the performance of the CEO in light of those goals and objectives, and to recommend to the Board the CEO’s compensation level based on this evaluation and other relevant factors (the CEO does not participate in discussion or decisions relating to his own compensation);

•                  Compensation governance – to review and approve any statement on ANZ’s compensation policy and any executive compensation disclosures that may be required by any listing rule, legislation, regulatory body, or other regulatory or legislative requirement, or any statement proposed for inclusion in ANZ’s annual report; and

•                  Non-executive directors’ fees – to review the compensation of non-executive directors annually.

External Advisors (Compensation)

Group People Capital and Independent non-executive directors have, from time to time, received advice from a range of external advisors, including executive search firms.

Non-executive directors

Compensation

Non-executive directors’ fees are determined by the Board of Directors based on advice from external advisors and with reference to fees paid to other non-executive directors of comparable companies.

Non-executive directors’ fees are within the limit agreed to by shareholders at the Annual General Meeting held on 13 December 2002, and are set at levels that fairly represent the responsibilities of, and the time spent by, the non-executive directors on Group matters.

Directors may elect to take all or part of their fees in shares under the Directors’ Share Plan. Under this plan, shares are bought on market for an amount equivalent to the fee that would have been paid to the Director and are held in trust for the Director for at least one year.

Retirement and Termination Benefits

All non-executive directors participate in the ANZ Directors’ Retirement Scheme. Under the ANZ Directors’ Retirement Scheme, a lump-sum retirement benefit is payable to non-executive directors upon their ceasing to be a director. The lump-sum retirement benefit payable where the non-executive director has held office for 8 years or more is equal to the total emoluments paid or payable to the non-executive director in respect of the 3 years immediately preceding the non-executive director ceasing to be a non-executive director. For periods of less than 8 years, a proportionate part of such emoluments is payable. The non-executive directors are not entitled to the statutory entitlements of long service leave and annual leave.

Emoluments

For the year ended 30 September 2003 details of the emoulments for the non-executive directors are set out below:

Name	Fees Paid		Associated entity board		Chairman’s fee	Retirement benefit’s paid(3)	Benefits accrued for the year but not paid(3)	Superannuation contribution	Total
	Cash	Value of deferred shares(1)
	$	$	$		$	$	$	$	$
C B Goode (Chairman)	76,000	274,000	—		—	—	35,000	10,520	395,520
J C Dahlsen	110,000	—	—		25,000	—	35,000	10,520	180,520
Dr R S Deane	110,000	—	100,996	(2)	—	—	32,042	9,900	252,938
J K Ellis	110,000	—	—		25,000	—	76,563	10,520	222,083
D M Gonski	110,000	—	42,500		—	—	91,854	10,520	254,874
M A Jackson	88,000	22,000	—		—	—	7,500	9,900	127,400
Dr B W Scott	110,000	—	—		25,000	—	32,500	10,520	178,020
Total	714,000	296,000	143,496		75,000	—	310,459	72,400	1,611,355

(1)          Participation in Director’s Share Plan. Value of shares at the date they were purchased on market

(2)          Fees paid in NZ$ converted at average exchange rate of 1.1139

(3)          If each non-executive director had ceased to be director as at 30 September 2003, the following amounts would have been payable: Mr C B Goode $1,015,000, Mr J C Dahlsen $367,500, Dr R S Deane $599,936, Mr J K Ellis $367,500, Mr D M Gonski $91,854, Ms M A Jackson $332,500, Dr B W Scott $363,750

Compensation Structure

ANZ’s compensation structures are designed to meet the needs of the specialised business units and the markets in which they operate. As a result, the mix of compensation components can vary across the organisation although, where practicable, ANZ applies structures and opportunities on a consistent basis for similar roles and levels. There is a strong emphasis on variable pay opportunities with total employee compensation differentiated significantly on the basis of individual and/or business unit performance.

Executive Compensation

ANZ’s executive compensation policy limits increases in fixed compensation and emphasises “at risk” compensation

The executive compensation program is designed to support the delivery of specific performance targets and the execution of agreed business and growth strategies. This program aims to differentiate compensation on the basis of achievement against both individual and business unit performance targets which are aligned to sustained growth in shareholder value.

The executive compensation program comprises the following components:

•                  Fixed compensation component: salary, benefits and superannuation contributions. The fixed component is generally targeted to the market median levels being paid in the finance industry in the relevant global markets in which ANZ operates.

•                  Variable or “at risk” component:

•                  Short-Term Incentive (STI) consisting of cash and deferred shares, and

•                  Long-Term Incentive (LTI) consisting of performance-hurdled options and deferred shares.

Fixed compensation

The fixed component of executive compensation is reviewed annually based on performance and market data. Increases in fixed compensation are limited, in favour of a strong emphasis on variable compensation.

Variable compensation

The following summarises how the variable components of compensation are determined:

•                  Key Result Areas (performance targets) are set at the beginning of each half-year;

•                  At the end of each half, performance is assessed against targets;

•                  Executives are ranked against peers according to performance;

•                  An executive’s total bonus (STI) is based principally on Business Unit and/or ANZ Group performance, individual ranking and total target reward;

•                  Half of the bonus is paid in cash and half the bonus is allocated as shares deferred for 3 years;

•                  Executives are also assessed and ranked on their future potential:

•                  An executive’s potential, together with their ranking, influences the size of their LTI grant;

•                  LTIs are allocated half as shares deferred for 3 years and half as performance-hurdled options. Shares are allocated at market price and options are allocated on the basis of independent valuations at the time of allocation.

Variable compensation – Short-Term Incentive

Short-Term Incentives encourage executives to support ANZ’s strategic objectives by providing rewards that are significantly differentiated on the basis of achievement against performance targets.

The size of STI payments is based, firstly, on overall group and business unit performance results and, secondly, on individual performance against financial and non-financial measures. Executives are ranked against their peers with better relative performance attracting a greater proportion of the incentive “pool”.

Short-Term Incentives are paid half in cash and half in shares deferred for 3 years. The STI deferred shares are administered under the ANZ Employee Share Acquisition Plan.

Variable compensation – Long-Term Incentive

Long-Term Incentives are used as a mechanism to link a significant portion of executives’ compensation to the attainment of sustained growth in shareholder value. The size of LTI grants is influenced significantly by individual performance and the assessed potential for executives to deliver on ANZ’s long-term growth and business strategies.

The deferred shares component of the LTI is administered under the ANZ Employee Share Acquisition Plan. The shares are deferred for three years.

The options component of the LTI is administered under the ANZ Share Option Plan. The options can only be exercised between 3 years from grant and when they lapse after 7 years. The following types of LTI options may be granted to executives:

•                  Index-linked options – These options have a dynamic exercise price, i.e. the exercise price will be adjusted in line with the movement in the S&P/ASX 200 Banks (Industry Group) Accumulation Index (excluding ANZ). As an additional constraint, the option can only be exercised if the adjusted exercise price is equal to or above the original issue price. Index linked options ensure that executives are only rewarded for the true out-performance of ANZ’s share price over and above the movement in the above Index.

•                  Hurdled options – These options have an exercise price set to the market value at the time of allocation. There are two hurdles:

1.               Half the options may only be exercised once the ANZ total shareholder return (ANZ TSR) exceeds the percentage change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the exercise period has commenced).

2.               The other half of hurdled options may only be exercised once ANZ TSR exceeds the percentage change in the S&P/ASX 100 Accumulation Index, measured over the same period (since issue) and calculated as at the last trading day of any month (once the exercise period has commenced).

Chief Executive Officer

Compensation

Mr McFarlane has an employment agreement with ANZ which terminates on 1 October 2006 and may be extended or renewed by mutual agreement. The termination arrangements associated with this agreement are described in the section on Retirement and Termination Benefits below.

The structure of Mr McFarlane’s compensation, which is in accordance with his agreement, is as follows:

•                  Fixed Compensation: Consists of salary, benefits and superannuation contributions. Mr McFarlane may elect to receive a proportion of his Fixed Compensation in the form of shares purchased under the Directors’ Share Plan.

•                  Short-Term Incentive: Mr McFarlane’s Short-Term Incentive is determined under the ANZ Executive Remuneration Scheme. It is based on the Group’s EPS Growth and EVA performance against target and an annual assessment of Mr McFarlane’s achievement of specific objectives agreed with the Board. Mr McFarlane’s Short- Term Incentive may be paid in cash or in shares purchased under the Directors’ Share Plan. Mr McFarlane has always elected to receive shares.

•                  Long-Term Incentive: Mr McFarlane’s Long-Term Incentive was approved by shareholders at the Annual General Meeting in December 2001. Four tranches of options were approved for issue: 500,000 in 2001; 1,000,000 in 2002; 1,000,000 in 2003 and 500,000 in 2004. The exercise of these options is subject to performance hurdles being satisfied. Mr McFarlane’s specific performance hurdles are indicated in Note 50 of the Financial Report.

The compensation of Mr McFarlane for the year ended 30 September 2003 is set out in the section on Emoluments below.

Retirement and Termination Benefits

Mr McFarlane can terminate his employment agreement by providing 12 months’ notice. ANZ may terminate the employment agreement by providing notice or payment in lieu of notice equal to the unexpired term of the employment agreement (which ends on 1 October 2006). Payment in lieu of notice is based on TEC (Total Employment Cost package comprising salary or fees, benefits and superannuation contributions). In circumstances of serious misconduct, Mr McFarlane is only entitled to payment of TEC up to date of termination. Payment of accumulated superannuation benefits plus statutory entitlements of long service leave and annual leave (calculated on the basis of salary or fees) applies in all events of separation.

In the event of resignation not approved by the Board or dismissal for serious misconduct, all unexercised options will be forfeited. In the event of termination on notice, all option grants may be exercised. Upon separation, option entitlements must be exercised within 6 months of termination. In the event of serious misconduct, shares held in the Directors’ Share Plan will be forfeited, but will be released on resignation or termination on notice.

Emoluments

For the year ended 30 September 2003 details of the emoluments for the CEO are set out below:

Annual Compensation

Name	Year Ended	Salary or fees(1)	Superannuation contributions	Performance Related Bonus Deferred shares(1)	Total
		$	$	$	$
J McFarlane (CEO)	September 2003	1,412,250	87,750	982,121	2,482,121
	September 2002	1,419,462	80,538	1,398,236	2,898,236

(1)          J McFarlane’s performance-related bonus and part of his salary have been used to purchase on market deferred shares under the Directors Share Plan. Shares obtained have not been amortised

Long-Term Incentive (LTI) amortisation

Name	Year Ended	Amortised cost of LTI options granted $(2)
J McFarlane (CEO)	September 2003	2,538,759
	September 2002	1,747,071

(2)          Details of options and deferred shares granted under long-term incentive arrangements appear in the Annual Report of the year in which they are granted

In accordance with Australian Securities and Investments Commission guidelines, remuneration includes a proportion of the fair value of options and deferred shares granted pursuant to the Company’s equity-based incentive plans (both short-term and long-term) and which had not yet fully “vested” as at the commencement of the financial year. These values represent the amortised cost of options and deferred shares as determined at grant date and are progressively allocated on a straight-line basis over the “vesting period” for options and deferred shares. It is assumed that 100% of all options and deferred shares granted will vest and no adjustments will be made to reverse amounts in relation to options that never vest (eg through forfeiture)

The amount included as remuneration is not related to nor indicative of the benefit (if any) that individual executives may ultimately realise should the options become exercisable or the deferred shares vest.

The fair value of options as at their effective date of grant has been determined in accordance with the fair value measurement provisions of Accounting Exposure Draft ED108 (input assumptions are detailed in Note 50 of the Financial Report). The fair value of deferred shares is the weighted average price of the Company’s shares during the one week up to and including the allocation date

Long-Term Incentive

Options granted during year(3)

Name	Number Issued	Date	Hurdled Options Exercise Price $(4)
J McFarlane (CEO)	1,000,000	31.12.2002	17.41

(3)          J McFarlane’s options expire five years from the date of grant. These options are exercisable between two and five years of the date of grant if certain performance conditions are met. Each option entitles J McFarlane to purchase one ordinary fully paid share in the Company. Estimated value per option has been calculated as at the date of issue in accordance with the fair value measurement provisions of Accounting Exposure Draft ED108 and was $2.09 (31 December 2002)

(4)          The exercise price is set at the weighted average price of the Company’s shares during the five trading days immediately after the Annual General Meeting of the Company held in respect of the financial year of the Company that ended before the date of grant

Executives

Emoluments

For the year ended 30 September 2003 details of the Emoluments of the six executives of the Group and Company receiving the highest emoluments are set out below:

Annual Compensation including Short-Term Incentive (STI) amortisation

					Performance Related Bonus
Name	Year Ended		Salary or fees	Benefits(1)	Cash component	Amortised cost of STI deferred shares granted(2)	Superannuation contributions	Total
	$		$	$	$	$	$	$
D L Boyles	September 2003		654,850	4,200	192,508	280,920	40,950	1,173,428
	September 2002		654,189	8,227	220,355	430,147	37,584	1,350,502
G Branston	September 2003	(3)	445,055	24,105	484,053	461,176	—	1,414,389
	September 2002	(4)	469,760	25,973	458,891	630,016	—	1,584,640
R Edgar	September 2003		583,500	28,475	222,004	235,632	38,025	1,107,636
	September 2002		467,951	28,245	196,676	333,240	28,188	1,054,300
E Funke Kupper	September 2003		654,850	4,200	210,008	313,830	40,950	1,223,838
	September 2002		658,446	3,970	261,865	436,223	37,584	1,398,088
P J O Hawkins	September 2003		593,432	4,200	200,016	278,936	43,875	1,120,459
	September 2002		705,761	3,970	213,198	460,451	40,269	1,423,649
P R Marriott	September 2003		654,850	4,200	239,017	294,492	40,950	1,233,509
	September 2002		658,446	3,970	256,671	421,861	37,584	1,378,532

(1)          Benefits include the provision of housing, cars and parking, private health insurance, subsidised loans and certain other expenses

(2)          Refer to footnote 2 under Chief Executive Officer Emoluments

(3)          Conversion rate of GBP @ 0.3822

(4)          Conversion rate of GBP @ 0.3621

Long-Term Incentive (LTI) amortisation

Name	Year Ended		Amortised cost of LTI options and deferred shares granted $(5)

D L Boyles	September 2003		626,437
	September 2002		556,638
G Branston	September 2003	(6)	257,813
	September 2002	(7)	173,597
R Edgar	September 2003		341,535
	September 2002		193,620
E Funke Kupper	September 2003		682,536
	September 2002		576,174
P J O Hawkins	September 2003		562,848
	September 2002		564,715
P R Marriott	September 2003		645,841
	September 2002		561,122

(5)          Refer to footnote 2 under Chief Executive Officer Emoluments

(6)          Conversion rate of GBP @ 0.3822

(7)          Conversion rate of GBP @ 0.3621

Short-Term Incentive

Deferred Shares granted during year(8)

Name	Number(9)	Value $(10)
D L Boyles	10,248	186,301
G Branston	27,472	500,406
R Edgar	12,045	219,500
E Funke Kupper	12,702	230,850
P J O Hawkins	11,318	205,836
P R Marriott	13,930	253,467

(8)          Deferred shares issued as Short-Term Incentives may be held in trust for up to ten years and are restricted for up to three years

(9)          Represents number granted in relation to the year ended 30 September 2003 (ie. granted in October 2002 and May 2003)

(10)    Based on the Company share price at grant date determined as the weighted average price of the Company’s shares during the one week up to and including the allocation date. Deferred shares are granted in or around April and October of each year

Long-Term Incentive

Deferred Shares granted during year(11)

Name	Number(12)	Value $(13)
D L Boyles	16,100	293,426
G Branston	3,100	56,476
R Edgar	16,100	293,741
E Funke Kupper	14,800	269,668
P J O Hawkins	10,800	196,973
P R Marriott	18,400	335,489

(11)    Deferred shares issued as Long-Term Incentives may be held in trust for up to 10 years and are restricted for three years

(12)    Refer to footnote 9 under Short-Term Incentive

(13)    Refer to footnote 10 under Short-Term Incentive

Options granted during year(14)

Name Value $	Number issued	Date	Index linked options base exercise price $(15)	Number Issued	Date	Index linked options base exercise price $(15)
D L Boyles	132,000	20.05.2003	18.32	140,000	23.10.2002	18.06
G Branston	24,800	20.05.2003	18.32	28,600	23.10.2002	18.06
R Edgar	147,000	20.05.2003	18.32	125,000	23.10.2002	18.06
E Funke Kupper	119,000	20.05.2003	18.32	131,000	23.10.2002	18.06
P J O Hawkins	96,000	20.05.2003	18.32	87,000	23.10.2002	18.06
P R Marriott	158,000	20.05.2003	18.32	153,000	23.10.2002	18.06

(14)    All options expire seven years from the date of grant. These options are exercisable between three and seven years of the date of grant. Each option entitles the holder to purchase one ordinary fully paid share in the Company. Estimated values per option have been calculated as at the dates of issue in accordance with the fair value measurement provisions of Accounting Exposure Draft ED108 and were: $1.10 (23 October 2002), $1.04 (20 May 2003)

(15)    The prevailing exercise price will be the base exercise price indexed by the change in the S&P/ASX 200 Banks (Industry Group) Accumulation Index excluding ANZ. The prevailing exercise price can be no lower than the base exercise price, which is set at the weighted average price of the Company’s shares during the week up to and including the allocation date

Retirement and Termination Benefits for executives (excluding the Chief Executive Officer)

The following separation arrangements vary in accordance with the level of an executive:

•                  ANZ may terminate the executive’s employment agreement by providing 6 or 12 months’ notice.

•                  The executive may terminate their employment agreement by providing 3 or 12 months’ notice.

•                  In the event that no suitable position exists, the executive is entitled to a severance payment of 6 or 12 months’ Total Employment Cost (TEC).

In circumstances of serious misconduct, the executive is only entitled to payment of TEC up to date of termination. Entitlement to accumulated superannuation benefits and the statutory entitlements of long service leave and annual leave (calculated on the basis of Salary or Fees) applies in all events of separation.

In the event of resignation or dismissal for serious misconduct, all unexercised options and unvested deferred shares will be forfeited. In the event of termination on notice, all STI deferred shares will vest, and all unexercised options and unvested LTI shares will be are forfeited.

In the event of retrenchment, all STI deferred shares will vest. A pro-rated entitlement to options granted since 24 April 2002 applies. All prior grants may be exercised. LTI deferred shares will be pro-rated on grants made since 23 October 2002. All prior LTI shares will vest.

Guide to Concise Financial Report

Introduction

The Annual Report of ANZ is a key communication to our stakeholders. ANZ presents two reports, the ANZ Annual Report (this document) and the ANZ Financial Report. Both reports show how ANZ performed during the year ended 30 September 2003 and the overall financial position of the Group at the end of the year. ANZ also publishes an announcement to the market each half year. All these documents can be accessed on www.anz.com

ANZ prepares its financial reports in accordance with Australian Accounting Standards. Particular terms required by the Standards may not be familiar to some readers and this guide is designed to assist readers to understand the report.

Annual Report Contents

The ANZ Annual Report has two main sections – the front section (pages 1 to 48) and the Concise Financial Report (pages 49 to 63). The front section contains information about significant matters that impacted the management and performance of ANZ during the year, including discussion and analysis of the financial results, updates on the specialist business units and Group-wide programs and information on the directors and senior management. The Concise Financial Report contains financial information required by Australian Accounting Standards including the Consolidated Statements of Financial Performance, Financial Position and Cash Flows. These statements have been prepared by ANZ’s staff, reviewed by ANZ’s Board and Audit Committee, and audited by our external auditor, KPMG. The assets, liabilities and results of controlled companies are included within the consolidated results of the Group.

Consolidated Statement of Financial Performance (see page 53)

Financial performance refers to ANZ’s profit for the year including:

•                  the sources of ANZ’s income split between net interest income and other income

•                  the expenses incurred by ANZ during the year

•                  provision for doubtful debts

•                  ANZ’s tax expense for the year.

The key figure to look at is “Net profit attributable to shareholders of the Company”, which is the profit for the year.

Consolidated Statement of Financial Position (see page 54)

This Statement is a summary of the assets, liabilities and shareholders’ equity as at 30 September 2003. It shows what ANZ as a Group owns as assets, what it owes as liabilities and the ANZ Group’s net assets. Net assets are equal to total shareholders’ equity. The assets and liabilities are listed in order of liquidity, with those assets representing cash shown first and those hardest to convert to cash i.e. fixed assets, last.

Consolidated Statement of Cash Flows (see page 55)

The Consolidated Statement of Cash Flows summarises the Group’s cash payments and cash receipts for the financial year. The values may differ from those shown in the Consolidated Statement of Financial Performance because the Consolidated Statement of Financial Performance is prepared on an accrual accounting basis.

Cash in the Statement refers to cash on hand, bank deposits and other forms of highly liquid investments that can readily be converted to cash.

Directors’ Declaration (see page 60)

This declaration contains the director’s sign-off that the Annual Report complies with Accounting Standards and provides a true and fair view of the performance and financial position of the Company.

Auditors’ Report (see page 61)

The independent audit report is the external and independent opinion on the Financial Report. It provides the reader with an independent opinion on the Financial Report.

Key Terms

Arrears – see page 12

Cost-to-income ratio (CTI) – see page 2

Credit rating – see page 2

Credit risk – see page 12

Dividend per share (DPS) – see page 2

Earnings per share (EPS) – see page 2

Economic value added (EVA™) – see page 2

Equity – the residual interest in the assets of a company after deducting all liabilities. As a publicly listed company, our shareholders own these net assets. This is called shareholders’ equity.

Equity standardisation – EVA™ principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units. Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital. This enhances comparability of business unit performance. Geographic results are not equity standardised.

Franked dividends – dividends paid by the company out of profits on which the company has already paid Australian tax.

Full time equivalent (FTE) – our total staff numbers based on the working week. For example, two part-time staff in Australia each working 20 hours a week would be defined as one FTE as their hours add up to 40 hours a week.

Interest margin – a measure which tells us how much interest we have generated by lending money after accounting for our costs of borrowing that money, either from customers or financial markets. The interest margin is calculated by dividing net interest income by average interest-earning assets. This is expressed as a percentage.

Market capitalisation of ordinary shares – the stock market’s assessment of a company’s value, calculated by multiplying the number of shares on issue by the current share price.

Market risk – see page 12

Net profit after tax (NPAT) – see page 2

Non-interest income – includes fees, profits on capital markets trading, foreign exchange earning and any other revenue that is not interest income.

Operating revenue – the income ANZ generates from its activities. This includes net interest, fee income and earnings from capital markets and foreign exchange dealings.

Operational risk – see page 12

Organic growth – where we have increased our business through growth in our existing operations rather than through acquisition of another company.

Return on equity (ROE) – see page 2

Service Transfer Pricing – is used to allocate the cost of services that are provided by central areas of the company to each business unit.

Significant transactions – see page 3

Provisions and doubtful debts

Economic loss provisioning (ELP) (or provision for doubtful debts) – each month the Group recognises an expense for credit losses based on the expected average annual loss of principal over the economic cycle for each part of the loan portfolio. The method used by the Group for determining this monthly expense charge is referred to as ‘economic loss provisioning’ (ELP). The Group uses ELP models to calculate the expected loss by considering:

•                  the history of credit loss for each type and risk grade of lending; and

•                  the size, composition and risk profile of the current loan portfolio.

Net specific provision – the transfer from the general provision to the specific provision (representing new and increased specific provisions less specific provision releases) less recoveries.

Non accruals – loans or other credit facilities where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

Specific provision – the Group maintains a specific provision for doubtful debts arising from its exposure to organizations and credit counterparties. When it is identified that full repayment of a loan on our book is unlikely, we will create a specific provision for that loan.

Our Capital Framework

Adjusted common equity (ACE) – Tier one capital less preference shares at current rates and deductions from regulatory capital.

Capital adequacy ratio – a measure that compares our regulatory capital with our risk-weighted assets.

Risk-weighted assets – the Group’s assets adjusted for the risk of the counterparty. The relative risk weight for each counterparty is determined by the Bank for International Settlements. For example, a mortgage with a LVR (loan to valuation ratio) below 80% carries a risk weighting of 50%.

Tier One capital – the highest quality capital from a risk perspective. It consists of paid-up ordinary shares, general reserves, retained earnings, and certain preference shares less specified deductions.

Tier Two capital (or supplementary capital) – includes general provisions for doubtful debts (subject to a limit), asset revaluation reserves, mandatory convertible notes and similar capital instruments.

Understanding the Consolidated Statement of Financial Position

This financial statement reports a company’s assets or resources and the claims against them – including liabilities or obligations of a business and shareholders’ equity.

Asset – resources controlled by the company. Assets can be in the form of money, such as cash or amounts owed; they can be fixed assets such as property or equipment; or they can be intangibles such as a company’s goodwill, trademarks and patents. For accounting purposes, assets are future economic benefits which are controlled by the entity and result from past transactions or events. For banks, loans are assets.

Liability – a company’s obligations to a lender, supplier of goods and services, a tax authority and others. For accounting purposes, liabilities are future sacrifices of economic benefits that an entity is obliged to make as a result of past transactions or events. For ANZ, liabilities are largely money we have borrowed to fund our lending activities.

Numbers shown in brackets ( ) – the brackets are there to indicate a negative figure, instead of using a minus symbol.

When reading ANZ’s Statement of Financial Position, you will see it divided into “Assets” and “Liabilities”. Here is an explanation of the main entries under each heading.

Assets

Customer’s liabilities for acceptances – the amounts owed to the Group from customers for acceptances, a form of lending.

Deferred tax assets – the future tax savings to the Group as a result of timing differences that arise due to different treatment of transactions under accounting and tax rules.

Due from other financial institutions – the monies owed to ANZ by other banks and financial institutions.

Goodwill – the remaining amount, after amortisation, of the historic excess over net asset value paid by ANZ for the acquisition of other companies.

Investment securities – the investments in securities that ANZ intends to hold to maturity.

Liquid assets – the cash or cash equivalents held by ANZ.

Net loans and advances – ANZ’s largest asset by value, this consists of the loans ANZ has advanced to individuals and organisations, less an allowance for doubtful loan recoveries.

Other assets – includes assets that do not fit into the categories listed here including the increase in market value of amounts receivable from derivatives (refer also to ‘Payables and other liabilities’) and interest accrued and not yet received.

Premises and equipment – the value of all the land, buildings, furniture, equipment, etc. which is owned by the Group.

Regulatory deposits – the cash ANZ has deposited at central banks to meet regulatory requirements.

Shares in associates and joint venture entities – ANZ’s investment in companies where the interest is large enough to provide significant influence rather than control over the company, or where ANZ has joint control.

Trading securities – the securities held by ANZ that are regularly bought and sold as part of its normal trading activities.

Liabilities

Bonds and notes – the Group’s liability for long-term financing bond and note facilities issued in wholesale markets to provide long-term financing.

Due to other financial institutions – the monies owed to other Banks and financial institutions by ANZ.

Deposits and other borrowings – ANZ’s largest liability, this represents ANZ’s obligations to our depositors.

Income tax liabilities – the amounts payable in respect of income tax.

Liability for acceptances – the amount owed to customers who have purchased customer acceptances from the Group.

Loan capital – the long-term funding that would rank behind other creditors, and ahead of only shareholders’ in the event of a winding up.

Payables and other liabilities – includes various operating creditors, accrued interest payable and market value of amounts payable on derivatives held by the Group.

Provisions – the Group’s accrued obligations for long service, annual leave and other obligations, which although known, are not yet payable.

Concise Financial Report

This Concise Financial Report cannot be expected to provide as full an understanding of the Group’s financial performance, financial position and financing and investing activities as the Group’s 2003 Financial Report.

Analysis and discussion of the concise financial report is on pages 2 to 3 and 8 to 11.

2003 Financial Report

A copy of the Group’s 2003 Financial Report, including the independent Auditors’ Report, is available to all shareholders, and will be sent to shareholders without charge upon request. The Financial Report can be requested by telephone (Australia: 1800 11 33 99, Overseas: (+ 61 3) 9615 5989) or by email to investor.relations@anz.com

Contents

Ten Year Summary
Directors’ Report
Statement of Financial Performance
Statement of Financial Position
Statement of Cash Flows
Notes to the Concise Financial Statements
Directors’ Declaration
Auditors’ Report
Financial Highlights in Key Currencies
Exchange Rates
Shareholder Information
Shareholder Feedback Form

Shareholders’ Equity

The components that make up shareholders’ equity are:

•                  Ordinary and preference share capital – the amounts received when shares were originally subscribed for;

•                  Reserves – retained profits plus surpluses or deficits arising from (for example) revaluations of properties, foreign exchange gains or losses on offshore operations; and

•                  Retained Profits – the amount of profits retained by the Group.

Ten Year Summary(1),(2)

2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial Performance
Net interest income	4,311	4,018	3,833	3,801	3,655	3,547	3,437	3,327	3,084	2,794
Other operating income	2,808	2,970	2,573	2,583	2,377	2,142	2,110	1,839	1,754	1,793
Operating expenses	(3,228)	(2,905)	(3,092)	(3,314)	(3,300)	(3,442)	(3,502)	(3,397)	(3,116)	(3,001)
Profit before tax, debt provision and prior period abnormals	3,891	4,083	3,314	3,070	2,732	2,247	2,045	1,769	1,722	1,586
Provision for doubtful debts(1)	(614)	(860)	(531)	(502)	(510)	(487)	(400)	(175)	(237)	(388)
Income tax expense	(926)	(898)	(911)	(863)	(736)	(576)	(466)	(469)	(442)	(388)
Outside equity interests	(3)	(3)	(2)	(2)	(6)	(9)	(8)	(9)	(10)	(7)
Net Profit after tax before prior period abnormals	2,348	2,322	1,870	1,703	1,480	1,175	1,171	1,116	1,033	803
Net prior period abnormal profit(loss)	—	—	—	44	—	(69)	(147)	—	19	19
Net profit after tax	2,348	2,322	1,870	1,747	1,480	1,106	1,024	1,116	1,052	822

Financial Position
Assets(2)	195,591	183,105	185,493	172,467	152,801	153,215	138,241	127,604	112,587	103,874
Net Assets	13,787	11,465	10,551	9,807	9,429	8,391	6,993	6,336	5,747	5,504
Tier 1 capital ratio	7.7%	7.9%	7.5%	7.4%	7.9%	7.2%	6.6%	6.7%	6.6%	6.8%
Return on average ordinary equity(3),(4)	20.6%	21.6%	20.2%	19.3%	17.6%	15.9%	17.2%	18.3%	17.9%	15.6%
Return on average assets(3)	1.2%	1.3%	1.1%	1.1%	1.0%	0.7%	0.7%	0.9%	0.9%	0.8%
Cost income ratio(5)	45.1%	46.0%	48.0%	51.7%	54.5%	60.9%	63.1%	65.8%	64.4%	65.4%

Shareholder value – ordinary shares
Total return to shareholders
(share price movement plus dividends)	6.7%	15.3%	25.5%	35.3%	19.6%	-15.6%	62.4%	33.9%	52.4%	2.0%
Market capitalisation	27,314	26,544	23,783	20,002	16,045	13,885	17,017	10,687	8,199	5,293
Dividend	95	c	85	c	73	c	64	c	56	c	52	c	48	c	42	c	33	c	25	c
Franked portion	–interim	100%	100%	100%	100%	75%	60%	100%	50%	0%	0%
–final	100%	100%	100%	100%	80%	60%	100%	100%	33%	0%
Closing share price	–high	$19.23	$20.38	$17.39	$13.46	$12.45	$11.88	$11.58	$7.28	$5.75	$5.68
–low	$15.95	$16.33	$13.44	$9.60	$8.58	$8.45	$7.10	$5.41	$3.55	$3.78
–30 Sep	$17.95	$17.65	$15.98	$13.28	$10.25	$9.02	$11.28	$7.23	$5.67	$3.91

Share information
(per fully paid ordinary share)
Earnings per share	-basic	148.3	c	147.3	c	117.4	c	106.8	c	90.6	c	72.6	c	68.6	c	76.3	c	69.9	c	55.9	c
Dividend payout ratio(6)	64.2%	57.8%	62.0%	59.1%	62.1%	67.8%	61.6%	55.5%	49.1%	46.4%
Net tangible assets	$7.49	$6.58	$5.96	$5.49	$5.21	$4.98	$4.59	$4.24	$3.94	$3.58
No. of fully paid ordinary shares issued (millions)	1,521.7	1,503.9	1,488.3	1,506.2	1,565.4	1,539.4	1,508.6	1,478.1	1,446.0	1,353.6
DRP issue price(7)	–interim	$18.48	$19.24	$15.05	$11.62	$10.95	$10.64	$9.77	$5.59	$4.40	$3.78
–final	—	$18.32	$18.33	$14.45	$11.50	$10.78	$9.92	$7.60	$6.27	$3.73

Other information
Points of representation	1,019	1,018	1,056	1,087	1,147	1,205	1,473	1,744	1,881	2,026
No. of employees (full time equivalents)(8)	23,137	22,482	22,501	23,134	30,171	32,072	36,830	39,721	39,240	39,642
No. of shareholders(9)	223,546	199,556	181,035	179,244	214,151	151,564	132,450	121,847	114,829	121,070

(1)          From 1997, the annual debt provision charge has been calculated based on economic loss provisioning; prior year data has not been restated for this change in measurement approach

(2)          Data for 1998, 1999, 2000 and 2001 includes the consolidation of assets in the statutory funds of ANZ Life as required by an accounting standard applicable from 1 October 1999. Not applicable for 2002 onwards, due to the sale of ANZ Life to ING Australia Ltd (INGA) on 1 May 2002

(3)          Excludes significant transactions and outside equity interests

(4)          For the periods 1997 to 2002 the return on average ordinary equity calculation accrues the dividend over the year, for 2003 dividends may no longer be accrued and as such are not included in the calculation of return on average ordinary equity

(5)          Excludes goodwill amortisation, abnormals and significant transactions

(6)          For 2003 the dividend payout ratio includes the final dividend of $777 million which is proposed but not provided for in terms of AASB 1044 Provisions, Contingent Liabilities and Contingent Assets

(7)          DRP represents Dividend Reinvestment Plan

(8)          Prior to 1997, excludes temporary staff

(9)          For 2000, 2001, 2002 and 2003 the number of shareholders does not include the number of employees whose shares are held by ANZEST Pty Ltd as the trustee for shares issued under the terms of any ANZ employee incentive plan

Directors’ Report

The directors present their report together with the concise financial report of the consolidated entity (the Group), being Australia and New Zealand Banking Group Limited (the Company) and its controlled entities, for the year ended 30 September 2003 and the auditors’ report thereon. The information is provided in conformity with the Corporations Act 2001.

Principal Activities

The principal activities of the Group during the year were general banking, mortgage lending, leasing, hire purchase and general finance, international and investment banking, nominee and custodian services, executor and trustee services and through its joint venture ING Australia Limited (INGA), life insurance and wealth management.

There has been no significant change in the nature of the principal activities of the Group during the financial year.

At 30 September 2003, the Group had 1,019 points of representation.

Result

Consolidated net profit after income tax attributable to shareholders of the Company was $2,348 million. Further details are contained in the Chief Executive Officer’s Report and the Chief Financial Officer’s Review on pages 6 to 7 and 8 to 11 respectively of this Annual Report.

Dividends

The directors propose that a final fully franked dividend of 51 cents per fully paid ordinary share be declared on 13 November 2003 and be paid on 19 December 2003. The proposed payment amounts to $777 million.

During the financial year, the following fully franked dividends were paid on fully paid ordinary shares:

Type	Cents per share	Amount before bonus options	Date of payment
		$m
Final	46	692	13 December 2002

Interim	44	666	1 July 2003

The final dividend for the year ended 30 September 2002 was paid on 13 December 2002 and is detailed in the Directors’ Report dated 4 November 2002.

Review of Operations

A review of the operations of the Group during the financial year and the results of those operations are contained in the Chairman’s Report, the Chief Executive Officer’s Report and the Chief Financial Officer’s Review on pages 4 to 5, 6 to 7 and 8 to 11 respectively of this Annual Report.

State of Affairs

In the directors’ opinion, there have been no significant changes in the state of affairs of the Group during the financial year, other than:

•                  Net loans and advances increased by 13% from $132,060 million to $149,465 million, primarily from growth in mortgage lending and commercial lending in Australia and New Zealand.

•                  Deposits and other borrowings increased by 10% from $113,259 million to $124,494 million.

•                  The charge for doubtful debts has been determined using economic loss provisioning and is based on the Group’s risk management models.

The economic loss provision charge decreased from $860 million (including a $250 million special provision) to $614 million. Our economic loss provisioning models recognise that the general provision balance must be regularly reviewed, and in rare situations, increased to cover unusual events. An additional charge of $100 million was taken to recognise continued uncertainty and expected levels of default in the offshore lending portfolios. The balance is at an appropriate level.

•                  Net specific provisions were $527 million, down from $728 million.

•                  Gross non-accrual loans decreased to $1,007 million, or 0.6% of net loans and advances and acceptances.

•                  On 23 September 2003, the Company issued 10 million stapled securities, raising $1 billion (before issue costs). Further details are included on page 56 of this Annual Report.

•                  During the years 1996–2002 ANZ was involved in securities lending, equity swaps, and other similar kinds of transactions in the normal course of its business of banking. The ATO had been reviewing these transactions for some time. On 21 February 2003, a settlement was reached between the ATO and ANZ which involved the payment of $262 million to the ATO. The amount was met from ANZ’s existing tax provisions.

While the above matters are those considered to be significant changes, reviews of matters affecting the Group’s state of affairs are also contained in the Chairman’s Report, the Chief Executive Officer’s Report and the Chief Financial Officer’s Review.

Events since the End of the Financial Year

Other than the acquisition of the National Bank of New Zealand and the call for the buy-back of the Trust Securities Issues (TrUEPrS) (refer page 59 of this Annual Report), no matter or circumstance has arisen between 30 September 2003 and the date of this report that has significantly affected or may significantly affect the operations of the Group in future financial years, the results of those operations or the state of affairs of the Group in future years.

Future Developments

Details of likely developments in the operations of the Group in future financial years are contained in the Chairman’s Report and the Chief Executive Officer’s Report. In the opinion of the directors, disclosure of any further information would be likely to result in unreasonable prejudice to the Group.

Environmental Regulation

The operations of the Group are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory. However, the operations of the Group may become subject to environmental regulation when enforcing securities over land and ANZ is developing policies to appropriately manage such environmental risks.

ANZ has not incurred any environmental liabilities during the year.

Rounding of Amounts

The Company is a company of the kind referred to in Australian Securities and Investments Commission class order 98/100 dated 10 July 1998 pursuant to section 341(1) of the Corporations Act 2001. As a result, amounts in this report and the accompanying financial statements have been rounded to the nearest million dollars except where otherwise indicated.

Shareholdings

The directors’ shareholdings, both beneficial and non-beneficial, as at the date of this report in the shares of the Company are detailed in the Compensation Report on pages 43 to 47 of this Annual Report.

Share Options

Details of share options issued over un-issued shares granted to the Chief Executive Officer, senior executives and officers, and on issue as at the date of this report are detailed in the Compensation Report on pages 43 to 47 of this Annual Report, and Note 50 of the Financial Report.

No person entitled to exercise any option has or had, by virtue of an option, a right to participate in any share issue of any other body corporate.

The names of all persons who currently hold options are entered in the register kept by the Company pursuant to section 170 of the Corporations Act 2001. This register may be inspected free of charge.

Directors’ Qualifications and Experience

The Board comprises seven non-executive directors who have a diversity of business and community experience and one executive director, the chief executive officer, who has extensive banking experience. The names, qualifications and experience of the directors who are in office at the date of this report are contained on pages 34 to 37 of the 2003 Annual Report and those pages are incorporated in and form part of this report.

Special responsibilities and attendance at meetings by directors, are shown in the Corporate Governance Statement on pages 38 to 42 of this Annual Report.

Directors’ and Executive Officers’ Emoluments and Compensation Policy

Details of ANZ’s compensation policy in respect of the directors and executive officers is detailed in the Compensation Report on pages 43 to 47 of this Annual Report. Details of the emoluments paid to each non-executive director are detailed in the Compensation Report on page 43 of this Annual Report. Details of the emoluments paid to the chief executive officer and director are detailed on page 45 of this Annual Report. Details of the emoluments paid to the six executives of the Company and the Group are detailed in the Compensation Report on pages 46 to 47 of this Annual Report and these pages are incorporated in and form part of this Annual Report.

Directors’ and Officers’ Indemnity

The Company’s Constitution (Rule 11.1) permits the Company to indemnify each officer or employee of the Company against liabilities (so far as may be permitted under the Corporations Act 2001) incurred in the execution and discharge of the officer’s or employee’s duties.

It is the Company’s policy that its employees should not incur any liability for acting in the course of their employment legally, within the policies of the Company and provided they act in good faith.

Under the policy, the Company will indemnify employees against any liability they incur in carrying out their role. The indemnity protects employees and former employees who incur a liability when acting as an employee, trustee or officer of the Company, or a subsidiary of the Company at the request of the Company.

The indemnity is subject to the Corporations Act 2001 and will not apply in respect of any liability arising from:

•                  a claim by the Company;

•                  a claim by a related body corporate;

•                  a lack of good faith;

•                  illegal or dishonest conduct; or

•                  non compliance with the Company’s policies or discretions.

The Company has entered into Deeds of Access, Insurance and Indemnity with each of its directors and secretaries and with certain employees and certain other individuals who act as directors of related body corporates or of another company. To the extent permitted by law, the Company indemnifies the individual for all liabilities, including costs, damages and expenses incurred in their capacity as an officer of the company to which they have been appointed.

The Company has indemnified the trustees and former trustees of certain of the Company’s superannuation funds and directors, former directors, officers and former officers of trustees of various Company sponsored superannuation schemes in Australia. Under the relevant Deeds of Indemnity, the Company must indemnify each indemnified person if the assets of the relevant fund are insufficient to cover any loss, damage, liability or cost incurred by the indemnified person in connection with the fund, being loss, damage, liability or costs for which the indemnified person would have been entitled to be indemnified out of the assets of the fund in accordance with the trust deed and the Superannuation Industry (Supervision) Act 1993. This indemnity survives the termination of the fund. Some of the indemnified persons are or were directors or executive officers of the Company.

The Company has also indemnified certain employees of the Company, being trustees and administrators of a trust which is a subsidiary entity, from and against any loss, damage, liability, tax, penalty, expense or claim of any kind or nature arising out of or in connection with the creation, operation or dissolution of the trust, where they are acting in good faith and in a manner that they reasonably believed to be within the scope of the authority conferred by the trust.

Except for the above, neither the Company nor any related body corporate of the Company has indemnified or made an agreement to indemnify any person who is or has been an officer or auditor of the Company or of a related body corporate.

During the financial year, and again since the end of the financial year, the Company has paid a premium for an insurance policy for the benefit of the directors, secretaries, and executive officers of the Company, and directors, secretaries and executive officers of related bodies corporate of the Company. In accordance with common commercial practice, the insurance policy prohibits disclosure of the nature of the liability insured against and the amount of the premium.

Signed in accordance with a resolution of the directors.

/s/ Charles Goode
Charles Goode
Director

/s/ John McFarlane
John McFarlane
Chief Executive Officer

7 November 2003

Australia and New Zealand Banking Group Limited and Controlled Entities

Consolidated Statement of Financial Performance
for the year ended 30 September 2003

	Consolidated
	2003	2002	2001
	$m	$m	$m
Total income	13,023	12,007	12,824
Interest income	10,215	9,037	10,251
Interest expense	(5,904)	(5,019)	(6,418)
Net interest income	4,311	4,018	3,833
Proceeds, net of costs, on disposal of investments	—	566	—
Carrying amount of assets given up	—	(392)	—
Net profit on disposal of investments	—	174	—
Other operating income	2,702	2,765	2,598
Share of joint venture: profit from INGA joint venture	55	2	—
Share of associates profit (net of writeoffs)	51	29	(25)
Operating income	7,119	6,988	6,406
Operating expenses	(3,228)	(2,905)	(3,092)
Profit before debt provision	3,891	4,083	3,314
Provision for doubtful debts	(614)	(860)	(531)
Profit before income tax	3,277	3,223	2,783
Income tax expense	(926)	(898)	(911)
Profit after income tax	2,351	2,325	1,872
Net profit attributable to outside equity interests	(3)	(3)	(2)
Net profit attributable to shareholders of the Company	2,348	2,322	1,870
Currency translation adjustments, net of hedges after tax	(356)	(98)	197
Total adjustments attributable to shareholders of the Company recognised directly in equity	(356)	(98)	197
Total changes in equity other than those resulting from transactions with shareholders as owners	1,992	2,224	2,067

Earnings per ordinary share (cents)
Basic	148.3	147.3	117.4
Diluted	147.9	146.6	117.0

Dividend per ordinary share (cents)	95	85	73

Net tangible assets per ordinary share ($)	7.49	6.58	5.96

The Notes appearing on pages 56 to 59 and the discussion and analysis appearing on pages 2 to 3 and 8 to 11 form an integral part of these financial statements

Australia and New Zealand Banking Group Limited and Controlled Entities

Consolidated Statement of Financial Position
as at 30 September 2003

		Consolidated
	Note	2003	2002
		$m	$m
Assets
Liquid assets		6,592	7,410
Due from other financial institutions		2,427	3,815
Trading securities		4,213	5,873
Investment securities		4,767	3,609
Net loans and advances		149,465	132,060
Customers’ liabilities for acceptances		13,178	13,796
Regulatory deposits		101	178
Shares in associates and joint venture entities		1,814	1,692
Deferred tax assets		1,165	1,218
Goodwill (1)		160	180
Other assets		10,224	11,810
Premises and equipment		1,485	1,464
Total assets		195,591	183,105

Liabilities
Due to other financial institutions		6,467	10,860
Deposits and other borrowings		124,494	113,259
Liability for acceptances		13,178	13,796
Income tax liabilities		1,083	1,340
Payables and other liabilities		13,611	12,630
Provisions		769	1,602
Bonds and notes		16,572	14,708
Loan capital		5,630	3,445
Total liabilities		181,804	171,640
Net assets		13,787	11,465

Shareholders’ equity
Ordinary share capital		4,175	3,939
Preference share capital	3	2,212	1,375
Reserves		180	534
Retained profits		7,203	5,600
Share capital and reserves attributable to shareholders of the Company		13,770	11,448
Outside equity interests		17	17
Total shareholders’ equity		13,787	11,465
Contingent liabilities and contingent asset	5

The Notes appearing on pages 56 to 59 and the discussion and analysis appearing on pages 2 to 3 and 8 to 11 form an integral part of these financial statements

(1)          Excludes notional goodwill of$821 million (September 2002: $865 million) included in the net carrying value of ING Australia Limited

Australia and New Zealand Banking Group Limited and Controlled Entities

Consolidated Statement of Cash Flows
for the year ended 30 September 2003

	Consolidated
	2003	2002	2001
	$m	$m	$m
	Inflows (Outflows)
Cash flows from operating activities
Interest received	10,887	10,148	11,054
Dividends received	7	3	75
Fees and other income received	2,908	2,919	2,783
Interest paid	(5,724)	(5,367)	(6,703)
Personnel expenses paid	(1,848)	(1,900)	(1,827)
Premises expenses paid	(279)	(268)	(253)
Other operating expenses paid	(1,952)	(1,893)	(1,775)
Income taxes paid	(1,312)	(853)	(823)
Goods and services tax (paid) received	1	(28)	(53)
Net (increase) decrease in trading securities	1,669	(1,030)	(629)
Net cash provided by operating activities	4,357	1,731	1,849
Cash flows from investing activities
Net decrease (increase)
Liquid assets – greater than three months	1,113	(442)	983
Due from other financial institutions	(44)	554	909
Regulatory deposits	52	37	(27)
Loans and advances	(19,944)	(9,441)	(4,829)
Shares in controlled entities and associates	(2)	(1)	(36)
Investment securities
Purchases	(3,871)	(2,851)	(4,005)
Proceeds from sale or maturity	2,445	2,436	3,630
Controlled entities, associates and joint venture entities
Purchased (net of cash acquired)	—	(1,050)	(36)
Premises and equipment
Purchases	(368)	(385)	(452)
Proceeds from sale	51	101	127
Recovery from NHB litigation	—	248	—
Other	1,663	201	(454)
Net cash (used in) investing activities	(18,905)	(10,593)	(4,190)
Cash flows from financing activities
Net (decrease) increase
Due to other financial institutions	(2,946)	(1,211)	(826)
Deposits and other borrowings	13,995	9,152	890
Payables and other liabilities	1,000	362	581
Bonds and notes
Issue proceeds	8,255	4,537	7,542
Redemptions	(4,095)	(3,519)	(2,878)
Loan capital
Issue proceeds	3,380	759	—
Redemptions	(437)	(589)	(244)
Decrease (increase) in outside equity interests	(1)	1	(1)
Dividends paid	(1,322)	(1,178)	(1,028)
Share capital issues (ordinary capital)	120	112	114
StEPS preference share issue	1,000	—	—
StEPS issue costs	(13)	—	—
Share buyback	—	—	(495)
Net cash provided by financing activities	18,936	8,426	3,655
Net cash provided by operating activities	4,357	1,731	1,849
Net cash (used in) investing activities	(18,905)	(10,593)	(4,190)
Net cash provided by financing activities	18,936	8,426	3,655
Net increase (decrease) in cash and cash equivalents	4,388	(436)	1,314
Cash and cash equivalents at beginning of year	7,925	9,071	6,462
Foreign currency translation on opening balances	(4,998)	(710)	1,295
Cash and cash equivalents at end of year	7,315	7,925	9,071

The Notes appearing on pages 56 to 59 and the discussion and analysis appearing on pages 2 to 3 and 8 to 11 form an integral part of these financial statements

Notes to the Concise Financial Statements

1:  Basis of preparation of concise financial report

This concise financial report has been derived from the Group’s 2003 Financial Report which complies with the Corporations Act 2001, Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board. A full description of the accounting policies adopted by the Group is provided in the 2003 Financial Report. The accounting policies are consistent with those of the previous financial year except for the following changes in accounting policies:

•                  AASB 1044, Provisions, Contingent Liabilities and Contingent Assets became effective for the Group from 1 October 2002. Under the new Standard, provisions for dividend cannot be booked unless dividends are declared, determined or publicly recommended on or before balance date. Accordingly the final dividend applicable to the current reporting period has not been booked in this report. However, dividends declared after balance date still need to be disclosed in the Notes. The adoption of AASB 1044 results in an increase in Shareholder’s Equity of $777 million. The Group will continue its current practice of making a public announcement of the dividend after balance date. Dividend information for the current period is provided in Note 4, Dividends.

•                  AASB 1012, Foreign Currency Standard Translation became effective for the Group from 1 October 2002. Under this revised Standard, foreign denominated equity must be reported using the spot rate applicable at the date of issue and must not be retranslated using the spot rate at the end of each reporting period. The Group has retranslated its US preference share capital at historical spot rates. As the translation adjustment is reported in the foreign currency translation reserve the impact of these changes are neutral on equity.

2:  Critical accounting policies

The Group has identified the following critical accounting policies:

•                  Economic loss provisioning;

•                  Specific provisioning;

•                  Deferred acquisition costs, software assets and deferred income;

•                  Derivatives and hedging;

•                  Special purpose and off-balance sheet vehicles; and

•                  Valuation of investment in ING Australia Limited.

Details of the critical accounting policies are contained within the ANZ results announcement released on 24 October 2003 and in the 2003 Financial Report. The results announcement can be obtained from www.anz.com

3:  Significant events this financial year

ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

On 23 September 2003, the Company issued 10 million stapled securities, raising $1 billion dollars less issue costs of $13 million. ANZ StEPS comprise two fully paid securities – an interest paying unsecured note (issued by ANZ Holding (New Zealand) Limited, a wholly ownedsubsidiary of ANZ) stapled to a preference share issued by ANZ. Distributions on ANZ StEPS are non-cumulative and are payable quarterly in arrears based upon a floating distribution rate equal to the 90 day bank bill rate plus a margin. At each payment date the 90 day bank bill rateis reset for the next quarter. Distributions are subject to certain payment tests and are payable on 15 March, June, September and December of each year. Dividends are not payable on thepreference share while it is stapled to the note. The first reset date is 15 September 2008. At each reset date ANZ may change certain terms (subject to certain restrictions). Holders of StEPS can require exchange of the stapled securitieson any reset date, or earlier if certain specified events occur. On exchange, a holder will receive (at ANZ’s discretion) either $100 cash for each ANZ StEPS or a number of ordinary shares in ANZ. In certain circumstances, ANZ may alsorequire exchange outside the reset date. On a winding up, ANZ StEPS preference share component ranks ahead of ordinary shareholders. Holders of ANZ StEPS cannot vote at general meetings, except in limited circumstances.

Australian Tax Office (ATO) Resolution

During the years 1996–2002 ANZ was involved in securities lending, equity swaps, and other similar kinds of transactions in the normal course of its business of banking. The ATO hadbeen reviewing these transactions for some time. On 21 February 2003, a settlement was reached between the ATO and ANZ which involved the payment of $262 million to the ATO. The amount was met from ANZ’s existingtax provisions.

4:  Dividends

Ordinary Dividends

	2003		2002	2001
	$m		$m	$m
Interim dividend	666		583	491
Final dividend	777	(1)	692	595
Bonus option plan adjustment	(25)		(23)	(24)
Dividends on ordinary shares	1,418		1,252	1,062

(1)          Not provided for. Refer Note 1

A fully franked final dividend of 51 cents, is proposed to be paid on each fully paid ordinary share on 19 December 2003 (2002: final dividend of 46 cents, paid 13 December 2002, fully franked; 2001: final dividend of 40 cents, paid 14 December 2001, fully franked). The 2002 interim dividend of 44 cents, paid 1 July 2003, was fully franked (2002: interim dividend of 39 cents, paid 1 July 2002, fully franked; 2001: interim dividend of 33 cents, paid 2 July 2001, fully franked).

The tax rate applicable to the franking credits attached to the interim dividend and to be attached to the proposed final dividend is 30% (2002: 30%, 2001: 30%).

Preference Dividends

	2003	2002	2001
	$m	$m	$m
Dividends on preference shares	102	117	119

In 1998 the Company issued 124,032,000 preference shares, raising USD 775 million via Trust Securities issues. The Trust Securities carry an entitlement to a distribution of 8% (on USD 400 million) and 8.08% (on USD 375 million). The amounts are payable quarterly in arrears. Payment dates are the fifteenth days of January, April, July and October in each year.

Dividend Franking Account

The amount of franking credits available to the Company for the subsequent financial year is nil (2002 and 2001: nil), after adjusting for franking credits that will arise from the payment of tax on Australian profits for the 2003 financial year, less franking credits which will be utilised in franking the proposed final dividend and franking credits that may not be accessible by the Company at present.

5:  Contingent Liabilities and Contingent Asset

Contingent Liabilities

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified.

ANZ in Australia is being audited by the Australian Taxation Office (ATO) as part of normal ATO procedures. The Group has received various assessments that are being disputed and is likely to receive further assessments.  Based on external advice, ANZ has assessed the likely progress of these issues, and believes it holds appropriate provisions.

ANZ in New Zealand is being audited by local revenue authorities as part of normal revenue authority procedures.  No tax assessments have been issued.

Further details regarding Group contingent liabilities are contained in the 2003 Financial Report.

Contingent Asset

On 14 October 2003 ANZ issued proceedings in the Victorian Supreme Court against its captive insurance company ANZcover Insurance Pty Ltd regarding a $130 million insurance claim.  This claim is in relation to the loss on settlement of its former subsidiary ANZ Grindlays Bank Limited’s 1992 dispute with India’s National Housing Bank (NHB).  ANZcover is an authorised general insurer restricted to insuring the interests of ANZ and its subsidiaries.  ANZcover in turn purchases reinsurance from global reinsurers, primarily in the London reinsurance market. The claim against ANZcover is fully reinsured, and therefore ANZcover has no retained exposure to the claim.

The January 2002 settlement of the NHB litigation saw Grindlays recover Rupees 6.20 billion (AUD 248 million at 19 January 2002 rates) of the disputed monies that Grindlays Bank had lodged with the Court, which by that time totalled Rupees 16.45 billion (AUD 661 million at 19 January 2002 rates), including interest, with NHB receiving the balance. ANZ in turn received a payment of USD 124 million from Standard Chartered Bank under the terms of the Indian Indemnity (refer Note 48 in the 2003 Financial Report). The claim of $130 million is for the balance of the limit of indemnity under ANZcover’s reinsurance arrangements for the 1991-92 policy year.

6:  Segment Analysis

During the year ended 30 September 2003, the Group managed its activities along the following lines of business:

Personal Banking Australia, ING Australia, Institutional Financial Services, Corporate, New Zealand Banking, Mortgages, Consumer Finance, Esanda and UDC, Asia Pacific and other. A description of each of the operating business segments, including the types of products and services the segments provide to customers, is detailed in the 2003 Financial Report.

As the composition of segments has changed over time, September 2002 comparatives have been adjusted to be consistent with the 2003 segment definitions as detailed in the 2003 Financial Report.  Comparatives for the year ended 30 September 2001 have not been provided as data could not reasonably be disaggregated into the changed segments.

Business Segment Analysis(1), (2)

Consolidated 30 September 2003	Personal Banking Australia	ING Australia	Institutional Financial Services	Corporate	New Zealand Banking	Mortgages	Consumer Finance	Esanda and UDC	Asia Pacific	Other(3)	Consolidated Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
External interest income	359	—	2,146	723	299	4,397	695	1,005	137	454	10,215
External interest expense	(861)	(16)	(2,074)	(396)	(475)	(197)	—	(512)	(129)	(1,244)	(5,904)
Net intersegment interest	1,353	—	629	160	487	(3,425)	(246)	(143)	112	1,073	—
Net interest income	851	(16)	701	487	311	775	449	350	120	283	4,311
Other external operating income	378	46	1,196	209	181	90	357	86	189	76	2,808
Net intersegment income	389	—	(25)	(43)	46	(267)	(93)	(7)	—	—	—
Operating income	1,618	30	1,872	653	538	598	713	429	309	359	7,119
Other external expenses	(835)	2	(547)	(178)	(222)	(140)	(260)	(157)	(97)	(794)	(3,228)
Net intersegment expenses	(213)	(2)	(121)	(41)	(92)	(39)	(87)	(25)	(34)	654	—
Operating expenses	(1,048)	—	(668)	(219)	(314)	(179)	(347)	(182)	(131)	(140)	(3,228)
Profit before debt provision	570	30	1,204	434	224	419	366	247	178	219	3,891
Doubtful debt provision	(27)	—	(165)	(48)	(13)	(31)	(152)	(63)	(10)	(105)	(614)
Income tax and outside equity interests	(159)	8	(267)	(116)	(70)	(118)	(70)	(57)	(37)	(43)	(929)
Net profit after income tax	384	38	772	270	141	270	144	127	131	71	2,348
Total external assets	6,696	1,736	56,529	16,085	4,225	77,586	6,135	13,460	1,949	11,190	195,591
Total external liabilities	33,078	403	47,439	17,950	11,833	4,219	343	10,795	4,850	50,894	181,804

(1)          Results are equity standardised

(2)          Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3)          Includes Treasury, Operations, Technology and Shared Services, Corporate Centre, Risk and Finance

Business Segment Analysis(1), (2)

Consolidated 30 September 2002	Personal Banking Australia	ING Australia(3)	Institutional Financial Services	Corporate	New Zealand Banking	Mortgages	Consumer Finance	Esanda and UDC	Asia Pacific	Other(4),(5)	Consolidated Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
External interest income	360	(16)	2,029	630	250	3,671	598	967	136	412	9,037
External interest expense	(559)	(14)	(1,968)	(318)	(397)	(159)	—	(472)	(124)	(1,008)	(5,019)
Net intersegment interest	989	25	653	136	424	(2,827)	(206)	(157)	110	853	—
Net interest income	790	(5)	714	448	277	685	392	338	122	257	4,018
Other external operating income	368	158	1,118	197	167	89	394	69	145	265	2,970
Net intersegment income	399	(40)	(28)	(41)	46	(233)	(92)	(8)	—	(3)	—
Operating income	1,557	113	1,804	604	490	541	694	399	267	519	6,988
Other external expenses	(812)	(62)	(568)	(170)	(191)	(120)	(234)	(151)	(95)	(502)	(2,905)
Net intersegment expenses	(207)	19	(114)	(42)	(90)	(40)	(76)	(29)	(29)	608	—
Operating expenses	(1,019)	(43)	(682)	(212)	(281)	(160)	(310)	(180)	(124)	106	(2,905)
Profit before debt provision	538	70	1,122	392	209	381	384	219	143	625	4,083
Doubtful debt provision	(24)	—	(173)	(46)	(13)	(28)	(161)	(69)	(10)	(336)	(860)
Income tax and outside equity interests	(154)	(27)	(234)	(104)	(65)	(106)	(73)	(47)	(35)	(56)	(901)
Net profit after income tax	360	43	715	242	131	247	150	103	98	233	2,322
Total external assets	5,832	1,638	59,155	13,538	3,797	64,826	5,551	12,410	1,932	14,426	183,105
Total external liabilities	30,076	398	50,464	15,699	11,108	3,551	249	9,704	5,148	45,243	171,640

(1)          Results are equity standardised

(2)          Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis

(3)          Includes 7 months results for the businesses sold to ING Australia on 1 May 2002

(4)          Includes significant transactions during the year ended 30 September 2002, being the sale of business to ING Australia, the NHB recovery, and the special general provision for doubtful debts

(5)          Includes Treasury, Operations, Technology and Shared Services, Corporate Centre, Risk and Finance

7:  Capital Management

The Group’s total capital adequacy ratio has increased to 11.1% (2002: 9.5%). The Tier 2 ratio has increased (2002: 208%). There was a small reduction in the Tier 1 ratio to 7.7% (2002: 7.9%).

Our principal focus going forward is Adjusted Common Equity, defined as Tier 1 capital, less preference shares at current exchange rates and deductions from total capital, (including investment in funds management subsidiaries and the ING joint venture). Adjusted Common Equity remained unchanged at 5.7% of risk weighted assets, (2002: 5.7%).

8:  Equity Instruments Issued to Employees

Under existing Australian Accounting Standards, equity instruments issued to employees are not required to be expensed. The impact of expensing options (1), and shares issued under the $1,000 employee share plan, has been calculated and is disclosed below.

	Consolidated
	2003	2002
	$m	$m
Net profit attributable to shareholders of the Company	2,348	2,322
Expenses attributable to:
– Options issued to Management Board(1)	(8)	(7)
– Options issued to general management(1)	(24)	(19)
– Shares issued under $1,000 employee share plan	(18)	(18)
Total	2,298	2,278

(1)          Based on fair values estimated at grant date determined in accordance with the fair value measurement provisions of Accounting Exposure Draft ED108. Value of options amortised on a straight line basis over the vesting period

9:  Events Since the End of the Financial Year

The National Bank of New Zealand (NBNZ)

On 24 October 2003, the Company announced the acquisition of NBNZ from Lloyds TSB.

The purchase price was approximately GBP 2,043.8 million ($4,915 million at exchange rates on 23 October 2003) excluding a dividend to Lloyds TSB of NZD 575 million ($498 million) from NBNZ’s retained earnings and transaction costs of $25 million.

The acquisition will be funded as follows:

•                  A 2 for 11 renounceable rights issue at $13 per share in the Company raising $3,570 million; and

•                  $1,370 million in hybrid Tier 1 capital, subordinated debt, and wholesale funding.

The completion date of the acquisition is 1 December 2003.

Further matters can be obtained by reference to the ANZ Renounceable Rights Issue prospectus dated 24 October 2003.

The financial effect of this acquisition has not been recognised in these financial statements.

Trust Securities Issues (TrUEPrS)

On 6 November 2003, ANZ called for the buy-back of the ANZ Preference Shares issued as part of the trust units exchangeable for preference shares (TrUEPrS) Series 1 (September 1998 – CUSIP No.001823202) and Series 2 (November 1998 – CUSIP No.0018241010). The buy-back is for the entire issue of both series.

The buy-backdate will be effective on 12 December 2003. This buy-back will also result in ANZ redeeming the TrUEPrS on the same date.

The redemption price will be US$25.00 plus an amount equal to the accrued but unpaid interest on each US$25.00 principal amount of the debt securities from and including the Interest Payment Date immediately preceding the Exchange Date to, but excluding, the Exchange Date.

The financial effect of this transaction has not been recognised in these financial statements.

Directors’ Declaration

The directors of Australia and New Zealand Banking Group Limited declare that in their opinion the accompanying concise financial report of the Consolidated Group for the year ended 30 September 2003 complies with Accounting Standard AASB 1039 ‘Concise Financial Reports’.

In our report on the Group’s 2003 Financial Report we declared that:

a)              the financial statements and notes comply with the Corporations Act 2001, including:

i)                 complying with applicable Australian Accounting Standards and other mandatory professional reporting requirements; and

ii)              giving a true and fair view of the financial position of the Company and of the consolidated Group and of their performance as represented by the results of their operations and their cash flows; and

b)             in the directors’ opinion at the date of this declaration there are reasonable grounds to believe that the Company and consolidated Group will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

/s/ Charles Goode	/s/ John McFarlane
Charles Goode	John McFarlane
Director	Chief Executive Officer

7 November 2003

Independent audit report on concise financial report to the members of Australia and New Zealand Banking Group Limited

Scope

We have audited the concise financial report of Australia and New Zealand Banking Group Limited and its controlled entities for the financial year ended 30 September 2003, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying Notes as set out on pages 53 to 59, and the accompanying discussion and analysis set out on pages 2 to 3 and 8 to 11 in order to express an opinion on it to the members of the Company. The Company’s directors are responsible for the concise financial report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement.

We have also performed an independent audit of the full financial report of Australia and New Zealand Banking Group Limited and its controlled entities for the year ended 30 September 2003.  Our audit report on the full financial report was signed on 7 November 2003, and was not subject to any qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 ‘Concise Financial Reports’ issued in Australia.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion the concise financial report of Australia and New Zealand Banking Group Limited and its controlled entities for the year ended 30 September 2003 complies with AASB 1039 ‘Concise Financial Reports’ issued in Australia.

/s/ KPMG	/s/ Peter Nash
KPMG	Peter Nash
Melbourne	Partner

7 November 2003

Financial Highlights in Key Currencies

Millions	2003		2003		2003		2003
	AUD		USD(1)		GBP(1)		NZD(1)
Financial Performance
Net income	7,119		4,360		2,721		7,930
Operating expenses	(3,228)		(1,977)		(1,234)		(3,596)
Profit before tax and debt provision	3,891		2,383		1,487		4,334
Provision for doubtful debts	(614)		(376)		(235)		(684)
Profit before tax	3,277		2,007		1,252		3,650
Income tax expense	(926)		(567)		(354)		(1,031)
Outside equity interests	(3)		(2)		(1)		(3)
Profit after tax	2,348		1,438		897		2,616
Financial Position
Assets	195,591		132,904		79,606		223,580
Liabilities	181,804		123,536		73,994		207,820
Shareholders’ equity(2)	13,787		9,368		5,612		15,760
Ratios – per ordinary share
Earnings per share – basic	148.3	c	90.8	c	56.7	c	165.2	c
Dividends per share – declared rate	95	c	58	c	36	c	$1.06
Net tangible assets per share	$7.49		$5.09		$3.05		$8.56

(1)          USD, GBP and NZD amounts – items relating to financial performance converted at average rates for financial year 30 September 2003 and items relating to financial position at closing rates at 30 September 2003

(2)          Includes outside equity interests

Exchange Rates

The exchange rates used in the translation of the results and the assets and liabilities of major overseas branches and controlled entities are:

	2003		2002		2001
	Closing	Average	Closing	Average	Closing	Average
Great British pound	0.4070	0.3822	0.3477	0.3621	0.3331	0.3627
United States dollar	0.6795	0.6124	0.5441	0.5323	0.4903	0.5230
New Zealand dollar	1.1431	1.1139	1.1585	1.2001	1.2127	1.2473

Shareholder information

Ordinary shares

At 4 November 2003 the twenty largest holders of ordinary shares held 867,859,733 ordinary shares, equal to 57.01% of the total issued ordinary capital.

Name	Number of shares	%
Chase Manhattan Nominees Ltd	196,106,579	12.88
National Nominees Ltd	180,531,941	11.86
Westpac Custodian Nominees Ltd	173,709,096	11.41
Citicorp Nominees Pty Ltd	71,139,055	4.67
ANZ Nominees Ltd	56,070,804	3.68
RBC Global Services Australia	44,878,324	2.95
Queensland Investment Corporation	27,336,967	1.80
AMP Life Ltd	23,067,346	1.52
Cogent Nominees Pty Ltd	22,128,894	1.45
HKBA Nominees Ltd	14,241,786	0.94
PSS Board	8,795,585	0.58
ANZEST Pty Ltd (Deferred Share Plan A/C)	7,823,861	0.51
Government Superannuation Office	7,096,283	0.47
Westpac Financial Services Ltd	6,060,181	0.40
Dervat Nominees Pty Ltd	5,196,963	0.34
Zurich Investment Management Ltd	5,142,989	0.34
Australia Foundation Investment Company Ltd	4,877,049	0.32
Victorian Workcover Authority	4,758,334	0.31
Commonwealth Custodial Services Ltd	4,486,242	0.29
ANZEST Pty Ltd (ESAP Share Plan A/C)	4,411,454	0.29
	867,859,733

Distribution of shareholdings

At 4 November 2003 Range	Number of holders	% of holders	Number of shares	% of shares
1 to 1,000 shares	126,578	55.82	58,777,084	3.86
1,001 to 5,000 shares	79,563	35.09	178,270,867	11.71
5,001 to 10,000 shares	12,461	5.50	88,536,453	5.82
10,001 to 100,000 shares	7,747	3.42	166,130,933	10.91
Over 100,001 shares	382	0.17	1,030,359,062	67.70
Total	226,731	100.00	1,522,074,399	100.00

At 4 November 2003:

•                  there were no entries in the Register of Substantial Shareholdings; and

•                  the average size of holdings of ordinary shares was 6,713 (2002: 7,536) shares; and

•                  there were 3,857 holdings (2002: 2,863 holdings), of less than a marketable parcel (less than $500) in value or 42,926 shares based on a market price of $17.49, which is less than 1% of the total holdings of ordinary shares.

Voting rights of ordinary shares

The Constitution provides for votes to be cast:

i)                 on show of hands, 1 vote for each shareholder; and

ii)              on a poll, 1 vote for each fully paid ordinary share.

Preference shares

Trust Securities Issues

At 4 November 2003 Hare and Co held the preference shares issued with the Trust Securities units and held 124,032,000 preference shares, being 92.5 percent of the total issued preference capital.

Voting rights of Trust Securities Issues

A preference shareholder may not vote in normal circumstances, but may vote:

i)                 when a preference share dividend (or equivalent) is not paid by the prescribed quarterly payment date. This entitlement to vote ceases after full payment of four consecutive quarterly preference share dividends; and

ii)              on proposals or resolutions that affect the rights attached to the preference shares including proposals to restructure or wind up ANZ.

ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS)

At 4 November 2003, the twenty largest holders of ANZ StEPS held 4,892,789 preference shares, equal to 48.94% of ANZ StEPS and 3.65% of the total issued preference capital.

Name	Number of shares	%
National Nominees Ltd	867,070	8.67
ANZ Nominees Ltd	738,641	7.39
Chase Manhattan Nominees Ltd	661,610	6.62
IOOF Investment Management Ltd	510,000	5.10
Potter Warburg Nominees Pty Ltd	398,715	3.99
AMP Life Ltd	331,000	3.31
Westpac Custodian Nominees Ltd	309,960	3.10
Citicorp Nominees Pty Ltd	161,424	1.61
RBC Global Services Australia Nominees Pty Ltd	112,970	1.13
Calex Nominees Pty Ltd	111,593	1.12
UCA Cash Management Fund Ltd	100,000	1.00
Austrust Ltd	95,084	0.95
Baincor Nominees Pty Ltd	75,139	0.75
UOB Kay Hian Pte Ltd	67,500	0.68
Permanent Trustee Australia Ltd	64,012	0.64
Zurich Investment Management Ltd	64,000	0.64
UBS Nominees Pty Ltd	63,000	0.63
Gordon Merchant No2 Pty Ltd	59,000	0.59
Invia Custodian Pty Ltd	54,230	0.54
JTW Trading Pty Ltd	47,841	0.48
	4,892,789

Distribution of ANZ StEPS holdings

At 4 November 2003 Range	Number of holders	% of holders	Number of shares	% of shares
1 to 1,000 preference shares	9,278	93.43	2,224,079	22.24
1,001 to 5,000 preference shares	522	5.26	1,324,646	13.25
5,001 to 10,000 preference shares	63	0.63	533,879	5.34
10,001 to 100,000 preference shares	58	0.58	1,714,413	17.14
Over 100,001 preference shares	10	0.10	4,202,983	42.03
Total	9,931	100.00	10,000,000	100.00

At 4 November 2003: There are no holders of less than a marketable parcel (less than $500 in value or 5 units).

Voting rights of ANZ StEPS

A preference share does not entitle its holder to vote at any general meeting of ANZ except in the following circumstances:

(a)          on a proposal:

(i)             to reduce the share capital of ANZ;

(ii)          that affects rights attached to the preference shares;

(iii)       to wind up ANZ; or

(iv)      for the disposal of the whole of the property, business and undertaking of ANZ;

(b)         on a resolution to approve the terms of a buy-back agreement;

(c)          during a period in which a dividend which has been declared as payable on a dividend payment date has not been paid in full; or

(d)         during the winding-up of ANZ.

If a poll is conducted on a resolution on which a holder is entitled to a vote under this clause, the holder has one vote for each preference share held.

Employee shareholder information

At the Annual General Meeting in January 1994, shareholders approved an aggregate limit of 7% of all classes of shares and options, which remain subject to the rules of a relevant incentive plan, being held by employees and directors.

At 30 September 2003 participants held 2.76% (2002: 2.62%) of the issued shares and options of ANZ under the following incentive plans:

•                  ANZ Employee Share Acquisition Plan;

•                  ANZ Employee Share Save Scheme;

•                  ANZ Share Option Plan;

•                  ANZ Share Purchase Scheme; and

•                  ANZ Directors’ Share Plan.

Shareholder Feedback Form

Dear Shareholder

As a shareholder and reader of ANZ’s 2003 Annual Report, your opinion is very important to us. Please take a minute to fill in this survey form and have your say on the Report. Your feedback will help shape the way we report to you next year.

1                  Which of the following applies to your reading of the 2003 ANZ Annual Report? (Please tick)

☐	Browsed through it	☐	Read some of it	☐	Read all of it

2                  Using a 7 point scale, where 1 is poor and 7 is excellent, please indicate the extent to which you agree with the following statements (Please circle)

	Strongly disagree						Strongly agree
The overall look of the Report made me want to read it	1	2	3	4	5	6	7
The Report included the information I wanted to read as a shareholder	1	2	3	4	5	6	7
It was easy to find the information I wanted to read	1	2	3	4	5	6	7
The information was well written and easy to understand	1	2	3	4	5	6	7
The Report was interesting to read	1	2	3	4	5	6	7

3                  When reading the 2003 ANZ Annual Report, how important to you are the following sections, on a 7 point scale, where 1 is poor and 7 is excellent? (Please circle)

	Not important						Extremely important
Investor Snapshot	1	2	3	4	5	6	7
Chairman’s Report	1	2	3	4	5	6	7
Chief Executive Officer’s Report	1	2	3	4	5	6	7
Chief Financial Officer’s Review	1	2	3	4	5	6	7
Risk Management	1	2	3	4	5	6	7
A View from the CEO on Creating Sustainable Businesses	1	2	3	4	5	6	7
The National Bank of New Zealand	1	2	3	4	5	6	7
People	1	2	3	4	5	6	7
Personal and Rural Customers	1	2	3	4	5	6	7
Business Banking	1	2	3	4	5	6	7
Systems	1	2	3	4	5	6	7
Community and Environment	1	2	3	4	5	6	7
Leadership	1	2	3	4	5	6	7
Business Profiles	1	2	3	4	5	6	7
Board of Directors	1	2	3	4	5	6	7
Corporate Governance and the Board	1	2	3	4	5	6	7
Compensation	1	2	3	4	5	6	7
Guide to the Concise Financial Report	1	2	3	4	5	6	7
Concise Financial Report	1	2	3	4	5	6	7

4                  Do you have any specific comments about this Annual Report or suggestions for next year?

5                  Annual Report election request (Please tick)

☐            Please continue to send me a printed Annual Report

☐            Please don’t send me an Annual Report

☐            Please don’t send me an Annual Report but email me when it is available on ANZ’s website

Name	SRN/HIN
Email Address

Yours faithfully

Simon Fraser
Head of Investor Relations

Please complete the above form, remove from document,
and return with your Proxy Form in the envelope provided.

Information for Shareholders

Dividends

The final dividend of 51 cents per share, fully franked, will be paid on 19 December 2003. A Dividend Reinvestment Plan (DRP) and Bonus Option Plan (BOP) are available to shareholders. The plans are detailed in a plan booklet called ‘Shareholder Alternatives’, copies of which are available from the ANZ Share Registry at the addresses shown below.

ANZ has reviewed the way that it pays its dividends to reduce costs, minimise the potential for fraud and enhance convenience for shareholders. Effective from the next interim dividend payment due in July 2004, payments to all shareholders in Australia, New Zealand and the UK (other than to those who have elected to participate in either the DRP or the BOP), will only be made by direct credit to a nominated bank account. A significant majority of shareholders already receive their dividends by this method.  Shareholders who are currently paid their dividend by cheque will receive a form with their dividend advice from the ANZ Share Registry for nomination of a bank account for future dividend payments.

Stock Exchange Listings

The Group’s ordinary shares are listed on the Australian Stock Exchange and the New Zealand Stock Exchange. The Capital Securities offered in 1993 and the Preference Shares issued in 1998 are listed on the New York Stock Exchange. The subordinated bonds issued by Australia and New Zealand Banking Group (New Zealand) Limited in 2002 are listed on the New Zealand Stock Exchange.

ANZ StEPS

On 24 September 2003, 10 million ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) were issued at an issue price of $100.00 each. Each ANZ StEPS is a stapled security comprising a Preference Share in Australia and New Zealand Banking Group Limited and an unsecured Note issued by ANZ Holdings (New Zealand) Limited. ANZ StEPS are quoted on the Australian Stock Exchange.

American Depositary Receipts

The Bank of New York sponsors an American Depositary Receipt (ADR) program in the United States of America and ADRs are listed on the New York Stock Exchange. ADR holders should deal directly with the Bank of New York, New York, telephone (+212) 815 2276, fax (+212) 571 3050 on all matters relating to their ADR holdings.

2003 Financial Report

A copy of the Group’s 2003 Financial Report, including the independent Auditors’ Report, is available to all shareholders, and will be sent to shareholders without charge upon request. The Financial Report can be requested by telephone (Australia 1800 11 33 99, Overseas +613 9615 5989), by email at investor.relations@anz.com or viewed directly on the Internet at www.anz.com

Removal from Mailing List

Shareholders who do not wish to receive a copy of the Annual Report must advise the Share Registry in writing.

Change of Address

Shareholders who have changed their address will need to advise the Share Registry in writing, quoting their shareholder number, name and company as applicable.

Credit Ratings

Short Term

Moody’s Investors Service	P-1

Standard & Poor’s Rating Group	A1+

Long Term

Moody’s Investors Service (outlook stable)	Aa3

Standard & Poor’s Rating Group (outlook stable)	AA-

Handy Contacts

ANZ

Registered Office

Level 6

100 Queen Street

Melbourne VIC 3000

Australia

Telephone +613 9273 6141

Facsimile +613 9273 6142

Company Secretary: Tim L’Estrange

Investor Relations

Level 22

100 Queen Street

Melbourne VIC 3000

Australia

Telephone +613 9273 6466

Facsimile +613 9273 4899

investor.relations@anz.com

Share Registry

Australia

GPO Box 2975

Melbourne VIC 3000

Australia

Telephone 1800 11 33 99 / +613 9615 5989

Facsimile +613 9611 5710

anzshareregistry@computershare.com.au

New Zealand

Private Bag 92119

Auckland 1020

New Zealand

Telephone 0800 174 007 or +649 488 8777

Facsimile +649 488 8787

United Kingdom

PO Box 82

The Pavilions

Bridgewater Road

Bristol BS99 7NH

Telephone +44 870 702 0000

Facsimile +44 870 703 6101

Important Dates for Shareholders

Date	Event
19 December 2003	Annual General Meeting (Brisbane)
19 December 2003	Final Dividend Payment
27 April 2004*	Interim Result Announced
1 July 2004*	Interim Dividend Payment
26 October 2004*	Annual Result Announced
17 December 2004*	Annual General Meeting
17 December 2004*	Final Dividend Payment

* tentative dates

Australia and New Zealand
Banking Group Limited
ABN 11 005 357 522

www.anz.com